Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202126

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 29, 2015

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2015)

1,100,000 Shares

NorthWestern Corporation

d/b/a NorthWestern Energy

Common Stock

We are offering 1,100,000 shares of our common stock, $0.01 par value per share. Our common stock is traded on the New York Stock Exchange under the symbol “NWE.” On September 28, 2015, the last sale price of our common stock, as reported on the New York Stock Exchange, was $53.25 per share.

The underwriters have agreed to purchase our common stock from us at a price of $            per share, which will result in approximately $            of total net proceeds to us (before offering expenses). The underwriters may offer shares of our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. See “Underwriting.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-3 of this prospectus supplement. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about October             , 2015.

RBC CAPITAL MARKETS	BAIRD

The date of this prospectus supplement is September             , 2015.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, gives more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. In the event that the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. Before investing in our common stock, you should carefully read and consider all information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus.

We have not, and the underwriters have not, authorized anyone else to provide you with information different from that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including any free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these shares of common stock in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of such document or that the information incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such document incorporated by reference.

Unless the context requires otherwise, references to “we,” “us,” “our,” “our company,” “NorthWestern Corporation,” “NorthWestern Energy,” and “NorthWestern” refer to NorthWestern Corporation d/b/a NorthWestern Energy and our subsidiaries.

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FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this prospectus supplement or the accompanying prospectus relating to management’s current expectations of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Words or phrases such as “anticipates,” “may,” “will,” “should,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that we will achieve our projections. Factors that may cause such differences include, but are not limited to:

•	adverse determinations by regulators, as well as potential adverse federal, state, or local legislation or regulation, including costs of compliance with existing and future environmental requirements, could have a material effect on our liquidity, results of operations and financial condition;

•	changes in availability of trade credit, creditworthiness of counterparties, usage, commodity prices, fuel supply costs or availability due to higher demand, shortages, weather conditions, transportation problems or other developments, may reduce revenues or may increase operating costs, each of which could adversely affect our liquidity and results of operations;

•	unscheduled generation outages or forced reductions in output, maintenance or repairs, which may reduce revenues and increase cost of sales or may require additional capital expenditures or other increased operating costs; and

•	adverse changes in general economic and competitive conditions in the U.S. financial markets and in our service territories.

We have attempted to identify, in context, certain of the factors that we believe may cause actual future experience and results to differ materially from our current expectation regarding the relevant matter or subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the uncertainties described in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-3, under the caption “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2014, our quarterly reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, and other documents on file with the SEC.

From time to time, oral or written forward-looking statements are also included in our reports on Forms 10-K, 10-Q and 8-K, Proxy Statements on Schedule 14A, press releases, analyst and investor conference calls, and other communications released to the public. We believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable. However, any or all of the forward-looking statements in this prospectus supplement, the accompanying prospectus, our reports on Forms 10-K, 10-Q and 8-K, our Proxy Statements on Schedule 14A and any other public statements that are made by us may prove to be incorrect. This may occur as a result of assumptions that turn out to be inaccurate, or as a consequence of known or unknown risks and uncertainties. Many factors discussed in

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this prospectus supplement and the accompanying prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of any of our forward-looking statements in this prospectus supplement, the accompanying prospectus or other public communications as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

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SUMMARY

The following summary contains certain important information about this offering. It does not contain all of the information that may be important to you in making a decision to invest in the common stock. We urge you to carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. You should also read the sections entitled “Risk Factors” and “Forward-Looking Statements” in this prospectus supplement for a discussion of important risks that you should consider before investing in the common stock.

NorthWestern Corporation

NorthWestern Corporation, doing business as NorthWestern Energy, provides electricity and natural gas to approximately 692,600 customers in Montana, South Dakota and Nebraska. We have generated and distributed electricity in South Dakota and distributed natural gas in South Dakota and Nebraska since 1923 and have generated and distributed electricity and distributed natural gas in Montana since 2002.

Beethoven Wind Transaction

On September 25, 2015, we completed the purchase of BayWa r.e. Wind LLC’s (“BayWa”) 100% ownership interest in Beethoven Wind, LLC, which owns Project Beethoven, an 80 megawatt wind farm (the “Beethoven Wind Farm”) located near Tripp, South Dakota, in Hutchinson, Bon Homme and Charles Mix counties (the “Beethoven Wind Transaction”). The purchase price was $143 million, subject to post-closing adjustments for operating expenses, accounts receivable, and the usage of energy by us under power purchase agreements between us and BayWa pursuant to which we purchased all of the power generated by the Beethoven Wind Farm.

The purchase of the Beethoven Wind Farm was funded with short-term borrowings. We anticipate that short-term borrowings incurred for the purpose of purchasing the Beethoven Wind Farm will be repaid in part with the proceeds of this offering and $70 million of long-term debt we recently issued.

Information regarding our long-term debt issuance in this prospectus supplement is solely for informational purposes and is neither an offer to sell nor a solicitation of an offer to buy such long-term debt.

Company Information

We were incorporated in Delaware in November 1923. Our principal office is located at 3010 West 69th Street, Sioux Falls, South Dakota 57108, and our telephone number is 605-978-2900. We maintain an Internet site at http://www.northwesternenergy.com, which contains information concerning us. Our Internet site and the information contained therein or connected thereto are not intended to be incorporated into this prospectus supplement or the accompanying prospectus and should not be considered a part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	NorthWestern Corporation d/b/a NorthWestern Energy

Shares of Common Stock Offered	1,100,000 shares of our common stock, par value $0.01 per share

Shares of Common Stock to be Outstanding Immediately after this Offering	48,166,890 shares of our common stock (excluding 3,621,072 treasury shares)

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $ million, after deducting our estimated offering expenses and underwriting discounts. We intend to use the net proceeds from this offering to repay a portion of the short-term borrowings incurred to fund the Beethoven Wind Transaction.

Listing	Our common stock is listed on the New York Stock Exchange under the trading symbol “NWE.”

Risk Factors	An investment in our common stock involves risks, and prospective investors should carefully consider the matters discussed under “Risk Factors” beginning on page S-3 of this prospectus supplement and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in our common stock.

Transfer Agent	The transfer agent of our common stock is Computershare, Inc.

RISK FACTORS

You should carefully consider the risk factors described below, and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015, which are incorporated by reference, as well as the other information included or incorporated by reference in this prospectus, prior to making a decision to invest in our common stock. The risks and uncertainties described are those presently known to us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations, our financial results and the value of our common stock.

Risks Relating to Our Business

We are subject to potential unfavorable government and regulatory outcomes, including extensive and changing laws and regulations that affect our industry and our operations, which could have a material adverse effect on our liquidity and results of operations.

Our profitability is dependent on our ability to recover the costs of providing energy and utility services to our customers and earn a return on our capital investment in our utility operations. We provide service at rates established by several regulatory commissions. These rates are generally set based on an analysis of our costs incurred in a historical test year. In addition, each regulatory commission sets rates based in part upon their acceptance of an allocated share of total utility costs. When commissions adopt different methods to calculate inter-jurisdictional cost allocations, some costs may not be recovered. Thus, the rates we are allowed to charge may or may not match our costs at any given time. While rate regulation is premised on providing a reasonable opportunity to earn a reasonable rate of return on invested capital, there can be no assurance that the applicable regulatory commission will judge all of our costs to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of such costs.

For example, in our regulatory filings related to The Dave Gates Generating Station at Mill Creek (“DGGS”), we proposed an allocation of approximately 80% of costs to retail customers subject to the Montana Public Service Commission’s (the “MPSC”) jurisdiction and approximately 20% allocated to wholesale customers subject to FERC’s jurisdiction. In March 2012, the MPSC’s final order approved using our proposed cost allocation methodology, but requires us to complete a study of the relative contribution of retail and wholesale customers to regulation capacity needs. The results of this study may be used in determining future cost allocations between retail and wholesale customers. However, there is no assurance that both the MPSC and FERC will agree on the results of this study, which could result in an inability to fully recover our costs.

In April 2014, the FERC issued an order affirming a FERC Administrative Law Judge’s initial decision in September 2012, regarding cost allocation at DGGS between retail and wholesale customers. This decision concluded we should allocate only a fraction of the costs we believe, based on facts and the law, should be allocated to FERC jurisdictional customers. We filed a request for rehearing, which remains pending. If unsuccessful on rehearing, we may appeal to a United States Circuit Court of Appeals, which could extend into 2016 or beyond. The FERC order was assessed as a triggering event as to whether an impairment charge should be recorded with respect to DGGS. We continue to evaluate options to use DGGS in combination with other generation resources to ensure cost recovery, and do not believe an impairment loss is probable at this time. Any alternative use of DGGS would be subject to regulatory approval and we cannot provide assurance of such approval. We will continue to evaluate recovery of this asset in the future as facts and circumstances change. If we are not able to ensure cost recovery of DGGS we may be required to record an impairment charge, which could have a material adverse effect on our operating results.

In a separate matter, in an order issued in October 2013, which was related to our 2011/2012 electric supply tracker, the MPSC required us to lower our Lost Revenue Adjustment Mechanism (“LRAM”) revenue recovery and imposed a new burden of proof on us for future LRAM recovery. We appealed the October 2013 order to Montana District Court. The District Court approved a partial settlement of our appeal, in which the MPSC agreed to remove from the October 2013 order the sentence that imposed the new burden of proof and to initiate a separate docket to review lost revenue policy issues. In August 2015, the District Court upheld the MPSC’s decision with respect to the remaining portion of our appeal. We are evaluating options concerning the District Court’s decision. On September 8, 2015, the MPSC unanimously voted to provide guidance to the MPSC staff to draft an order to eliminate the LRAM. We expect the MPSC to approve a final order within the next month and anticipate the elimination of LRAM to be effective beginning with our first monthly tracker filing after the MPSC approves a final order. As previously disclosed, we have been recognizing LRAM revenues currently being collected from customers of approximately $7.1 million annually and deferring the remaining portion, pending an order from the MPSC. In light of the MPSC’s September 8, 2015 action, we anticipate that the final order will prohibit us from recognizing any of this revenue prospectively. There is risk that the MPSC may ultimately require us to refund more lost revenues than we have deferred, which could have a material adverse effect on our operating results.

During the second quarter of 2015, we reached a settlement agreement with an insurance carrier for the former Montana Power Company for what were primarily generation related environmental remediation costs. As a result of this settlement, we recognized a net recovery of approximately $20.8 million, which is reflected as a reduction to operating expenses in our other segment. The environmental remediation costs were never reflected in customer rates and the litigation expenses have not been treated as utility expenses. In a 2002 order approving NorthWestern’s acquisition of the transmission and distribution assets of the Montana Power Company, the MPSC approved a stipulation in which NorthWestern agreed to release its customers from all environmental liabilities associated with the Montana Power Company’s generation assets. While we believe the recovery we recognized as a reduction to operating expenses is not subject to refund to customers, the MPSC could disagree with us and could ultimately require us to refund all or a portion of the net recovery to customers, which could have a material adverse effect on our operating results.

We are subject to many FERC rules and orders that regulate our electric and natural gas business and are subject to periodic audits. We received notice from FERC in March 2015 that it is conducting an audit of our Open Access Transmission Tariffs and operations in Montana and South Dakota. These audits typically take up to 24 months to complete.

We must also comply with established reliability standards and requirements, which apply to the North American Electric Reliability Corporation (“NERC”) functions in both the Midwest Reliability Organization for our South Dakota operations and the Western Electricity Coordination Council for our Montana operations. The FERC, NERC, or a regional reliability organization may assess penalties against any responsible entity that violates their rules, regulations or standards. Violations may be discovered through various means, including self-certification, self-reporting, compliance investigations, audits, periodic data submissions, exception reporting, and complaints. Penalties for the most severe violations can reach as high as $1 million per violation, per day. If a serious reliability incident or other incidence of noncompliance did occur, it could have a material adverse effect on our operating and financial results.

To the extent our incurred supply costs are deemed imprudent by the applicable state regulatory commissions, we would not recover some of our costs, which could adversely impact our results of operations and liquidity.

Our wholesale costs for electricity and natural gas supply are recovered through various pass-through cost tracking mechanisms in each of the states we serve. The rates are established based upon projected market prices or contractual obligations. As these variables change, we adjust our rates through our monthly trackers. To the extent our energy supply costs are deemed imprudent by the applicable state regulatory commissions, we would not recover some of our costs, which could adversely impact our results of operations.

In October 2013, the MPSC concluded that $1.4 million of incremental costs associated with regulation service acquired from third parties during a 2012 outage at DGGS were imprudently incurred, and disallowed recovery. In addition, our 2014 electric tracker filing includes market purchases made between July 2013 and January 2014 for replacement power during an outage at Colstrip Unit 4, a coal fired generating facility in which we have a 30% joint ownership interest. Inclusion of these costs in the tracker filing is consistent with the treatment of replacement power during previous Colstrip outages. During a June 2014 MPSC work session, approximately $11 million of these incremental market purchases related to the Colstrip Unit 4 outage were identified by the MPSC for additional prudency review. In July 2014, the Montana Environmental Information Center and Sierra Club filed a petition to intervene in the consolidated 2013 and 2014 tracker dockets to challenge our recovery of costs associated with Colstrip Unit 4, particularly the costs incurred as a result of the outage, as imprudent. We believe the costs associated with the outage and incremental market purchases were prudently incurred. However, there is a risk that the MPSC may ultimately disallow all or a portion of these costs, which could have a material adverse effect on our operating results.

We currently procure a large portion of our natural gas supply through contracts with third-party suppliers. In light of this reliance on third-party suppliers, we are exposed to certain risks in the event a third-party supplier is unable to satisfy its contractual obligation. If this occurred, then we might be required to purchase natural gas supply in the market, which may not be on favorable terms, if at all. If prices were higher in the energy markets, it could result in a temporary material under recovery that would reduce our liquidity.

We have financial risks associated with our temporary ownership of the Kerr Project.

The MPSC order approving our purchase of hydroelectric generating facilities and associated assets located in Montana (the “Hydro Transaction”) provides that our customers will have no financial risk related to our temporary ownership of the Kerr Project, a 194 MW hydro-electric generating facility, with a compliance filing to that effect required upon completion of the transfer of the project to the Confederated Salish and Kootenai Tribes of the Flathead Reservation (the “CSKT”). Accordingly, the Kerr Project and the associated assets were not included in our regulatory rate base. On September 5, 2015, we completed the transfer of the Kerr Project to the CSKT. While we owned the Kerr Project and taking into account purchased power commitments, we had more generation output than our customers could use. The first-year revenue requirement for the Hydro Transaction includes revenue credits from the sale of generated electricity that exceeds our needs. The MPSC order approving the Hydro Transaction authorizes us to track these revenue credits on a portfolio basis. Our analysis of the actual revenue credits generated from such sales is underway. If the actual revenue credits generated are less than the amount of revenue credits provided in the MPSC order, the MPSC may disallow recovery of any shortfall in revenue credits.

The MPSC order approving the Hydro Transaction also required us to bear the risk of any damage to the Kerr Project that occurred during our temporary ownership, except to the extent that costs associated with remediating any damage represented an addition or improvement to the Kerr Project that increased the conveyance price pursuant to the Kerr Project license. While we are not currently aware of any material damage that occurred during our temporary ownership of the Kerr Project, to the extent any such damage is discovered and repairs determined to be necessary, the costs associated with such repairs could be substantial and may not be fully covered by any insurance. To the extent any such costs are not covered by insurance, they could have a material adverse effect on our financial condition and results of operations.

We may fail to realize the anticipated benefits of the Hydro Transaction.

We may be unable to achieve the strategic, operational, financial and other benefits, contemplated by us with respect to the Hydro Transaction to the full extent expected or in a timely manner. We may not achieve expected cost savings, rate of return, accretion to earnings and cash flows, increased electricity generation, and other anticipated benefits and opportunities from the Hydro Transaction, or they may take longer to realize than expected.

We may fail to realize the anticipated benefits of the Beethoven Wind Transaction.

We may be unable to achieve the strategic, operational, financial and other benefits, and/or the resulting estimated synergies, contemplated by us with respect to the Beethoven Wind Transaction to the full extent expected or in a timely manner. The proposed settlement of our pending South Dakota electric rate filing that we submitted to the South Dakota Public Utilities Commission includes the Beethoven Wind Farm in rate base, but there is no guaranty that the South Dakota Public Utilities Commission will approve the settlement. If the South Dakota Public Utilities Commission does not approve the settlement or does not otherwise agree to include the Beethoven Wind Farm in rate base, then the anticipated benefits and opportunities from the Beethoven Wind Transaction may not be fully realized or may take longer to realize than expected.

Our plans for future expansion through the acquisition of assets including natural gas reserves, capital improvements to current assets, generation investments, and transmission grid expansion involve substantial risks.

Acquisitions include a number of risks, including but not limited to, additional costs, the assumption of material liabilities, the diversion of management’s attention from daily operations to the integration of the acquisition, difficulties in assimilation and retention of employees, securing adequate capital to support the transaction, and regulatory approval. Uncertainties exist in assessing the value, risks, profitability, and liabilities associated with certain businesses or assets and there is a possibility that anticipated operating and financial synergies expected to result from an acquisition do not develop. The failure to successfully integrate future acquisitions that we may choose to undertake could have an adverse effect on our financial condition and results of operations.

Our business strategy also includes significant investment in capital improvements and additions to modernize existing infrastructure, generation investments and transmission capacity expansion. The completion of generation and natural gas investments and transmission projects are subject to many construction and development risks, including, but not limited to, risks related to permitting, financing, regulatory recovery, escalating costs of materials and labor, meeting construction budgets and schedules, and environmental compliance. In addition, these capital projects may require a significant amount of capital expenditures. We cannot provide certainty that adequate external financing will be available to support such projects. Additionally, borrowings incurred to finance construction may adversely impact our leverage, which could increase our cost of capital.

Factors contributing to lower hydroelectric generation can increase costs and negatively impact our financial condition and results of operations.

With the Hydro Transaction, we now derive a significant portion of our power supply from hydroelectric facilities. Because of our heavy reliance on hydroelectric generation, snowpack, the timing of run-off, drought conditions, and the availability of water can significantly affect operations. If hydroelectric generation is lower than anticipated, we may need to increase our use of purchased power or decrease the amount of surplus sales. We expect to recover purchased power costs through our electric tracker mechanism. Recovery of increased costs, however, could be subject to risk of disallowance that would negatively impact our results of operations, or may not occur until the subsequent power cost adjustment year, negatively affecting cash flows and liquidity.

We are subject to extensive environmental laws and regulations and potential environmental liabilities, which could result in significant costs and additional liabilities.

We are subject to extensive laws and regulations imposed by federal, state, and local government authorities in the ordinary course of operations with regard to the environment, including environmental laws and regulations relating to air and water quality, protection of natural resources, migratory birds and other wildlife, solid waste disposal, coal ash and other environmental considerations. We believe that we are in compliance with environmental regulatory requirements; however, possible future developments, such as more stringent environmental laws and regulations, and the timing of future enforcement proceedings that may be taken by environmental authorities, could affect our costs and the manner in which we conduct our business and could require us to make substantial additional capital expenditures or abandon certain projects.

National and international actions have been initiated to address global climate change and the contribution of greenhouse gas (“GHG”) emissions including, most significantly, carbon dioxide (CO2). These actions include legislative proposals, executive and Environmental Protection Agency (“EPA”) actions at the federal level, actions at the state level, and private party litigation relating to GHG emissions. On August 3, 2015, the EPA issued its final Clean Power Plan rules that establish carbon pollution standards for power plants, called CO2 emission performance rates. The EPA expects each state to develop implementation plans for power plants in its state to meet the individual state targets established in the Clean Power Plan. The EPA has given states the option to develop compliance plans for annual rate-based reductions (pounds per megawatt hour (“MWH”)) or mass-based tonnage limits for CO2. The 2030 rate-based reduction requirement for all existing generating units in Montana and South Dakota is 1,305 and 1,167 pounds per MWH, respectively. The mass-based approach for existing units calls for a 37 percent reduction from 2012 levels by 2030 in Montana. The mass-based approach for existing units in South Dakota permits an 11 percent increase by 2030. The state plans are due in September 2016, subject to potential extensions of up to two years for final plan submission. The compliance period begins in 2022, and emission reductions will be phased in up to 2030. The EPA also proposed a federal compliance plan to implement the Clean Power Plan in the event that an approvable state plan is not submitted to the EPA. We are evaluating the Clean Power Plan rules and have not reached any final conclusions.

Requirements to reduce GHG emissions from stationary sources could cause us to incur material costs of compliance and increase our costs of procuring electricity. Although there continues to be changes in legislation and regulations that affect GHG emissions from power plants, technology to efficiently capture, remove and/or sequester such emissions may not be available within a timeframe consistent with the implementation of such requirements. We cannot predict with any certainty whether these risks will have a material impact on our operations.

Many of these environmental laws and regulations provide for substantial civil and criminal fines for noncompliance which, if imposed, could result in material costs or liabilities. In addition, there is a risk of environmental damages claims from private parties or government entities. We may be required to make significant expenditures in connection with the investigation and remediation of alleged or actual spills, personal injury or property damage claims, and the repair, upgrade or expansion of our facilities to meet future requirements and obligations under environmental laws.

To the extent that costs exceed our estimated environmental liabilities and/or we are not successful recovering a material portion of remediation costs in our rates, our results of operations and financial position could be adversely affected.

Our owned and jointly owned electric generating facilities are subject to operational risks that could result in unscheduled plant outages, unanticipated operation and maintenance expenses and increased power purchase costs.

Operation of electric generating facilities involves risks, which can adversely affect energy output and efficiency levels. Operational risks include facility shutdowns due to breakdown or failure of equipment or processes, labor disputes, operator error, catastrophic events such as fires, explosions, floods, and intentional acts of destruction or other similar occurrences affecting the electric generating facilities; and operational changes necessitated by environmental legislation, litigation or regulation. The loss of a major electric generating facility would require us to find other sources of supply or ancillary services, if available, and expose us to higher purchased power costs.

For example, in early July 2013, following the return to service from a scheduled maintenance outage, Colstrip Unit 4 tripped off-line and incurred damage to its stator and rotor. Colstrip Unit 4 returned to service in early 2014. There is no assurance that we will be able to fully recover our costs for the purchase of replacement power while Colstrip Unit 4 was out of service.

In addition, we have experienced unscheduled outages at DGGS, due primarily to component failures within several of the gas generators and power turbines. We have continued to meet our regulation service responsibilities, and have not acquired replacement regulation service during this time. Although the plant is expected to remain in service throughout the repair period, the amount of available regulation service will vary as equipment is repaired and returned to service. We do not currently anticipate needing to acquire any regulation service from third parties during this time. If we should need to acquire regulation service, there can be no assurance that the MPSC and/or FERC would allow us full recovery of such costs.

We also rely on a limited number of suppliers of coal for our electric generation, making us vulnerable to increased prices for fuel as existing contracts expire or in the event of unanticipated interruptions in fuel supply. We are a captive rail shipper of the Burlington Northern Santa Fe Railway for shipments of coal to the Big Stone Plant (our largest source of generation in South Dakota), making us vulnerable to railroad capacity and operational issues and/or increased prices for coal transportation from a sole supplier.

Our revenues, results of operations and financial condition are impacted by customer growth and usage in our service territories and may fluctuate with current economic conditions or response to price increases. We are also impacted by market conditions outside of our service territories related to demand for transmission capacity and wholesale electric pricing.

Our revenues, results of operations and financial condition are impacted by customer growth and usage, which can be impacted by population growth as well as by economic factors. Our customers may voluntarily reduce their consumption of electricity and natural gas from us in response to increases in prices, decreases in their disposable income, individual energy conservation efforts or the use of distributed generation for electricity.

Demand for our Montana transmission capacity fluctuates with regional demand, fuel prices and weather related conditions. The levels of wholesale sales depend on the wholesale market price, transmission availability and the availability of generation, among other factors. Declines in wholesale market price, availability of generation, transmission constraints in the wholesale markets, or low wholesale demand could reduce wholesale sales. These events could adversely affect our results of operations, financial position and cash flows.

Our electric and natural gas operations involve numerous activities that may result in accidents and other operating risks and costs.

Inherent in our electric and natural gas operations are a variety of hazards and operating risks, such as fires, electric contacts, leaks, explosions and mechanical problems. These risks could cause a loss of human life, significant damage to property, environmental pollution, impairment of our operations, and substantial financial losses to us and others. In accordance with customary industry practice, we maintain insurance against some, but not all, of these risks and losses. The occurrence of any of these events not fully covered by insurance could have a material adverse effect on our financial position and results of operations. For our natural gas distribution lines located near populated areas, including residential areas, commercial business centers, industrial sites and other public gathering areas, the level of damages resulting from these risks potentially is greater.

Poor investment performance of plan assets of our defined benefit pension and post-retirement benefit plans, in addition to other factors impacting these costs, could unfavorably impact our results of operations and liquidity.

Our costs for providing defined benefit retirement and postretirement benefit plans are dependent upon a number of factors. Assumptions related to future costs, return on investments and interest rates have a significant impact on our funding requirements related to these plans. These estimates and assumptions may change based on economic conditions, actual stock market performance and changes in governmental regulations. Without sustained growth in the plan assets over time and depending upon interest rate changes as well as other factors noted above, the costs of such plans reflected in our results of operations and financial position and cash funding obligations may change significantly from projections.

Our obligation to include a minimum annual quantity of power in our Montana electric supply portfolio at an agreed upon price per MWH could expose us to material commodity price risk if certain Qualifying Facilities (“QFs”) under contract with us do not perform during a time of high commodity prices, as we are required to make up the difference. In addition, we are subject to price escalation risk with one of our largest QF contracts.

As part of a stipulation in 2002 with the MPSC and other parties, we agreed to include a minimum annual quantity of power in our Montana electric supply portfolio at an agreed upon price per MWH through June 2029. The annual minimum energy requirement is achievable under normal QF operations, including normal periods of planned and forced outages. However, to the extent the supplied QF power for any year does not reach the minimum quantity set forth in the settlement, we are obligated to purchase the difference from other sources. The anticipated source for any QF shortfall is the wholesale market, which would subject us to commodity price risk if the cost of replacement power is higher than contracted QF rates.

In addition, we are subject to price escalation risk with one of our largest QF contracts due to variable contract terms. In estimating our QF liability, we have estimated an annual escalation rate of three percent over the remaining term of the contract (through June 2024). To the extent the annual escalation rate exceeds three percent, our results of operations, cash flows and financial position could be adversely affected.

Weather and weather patterns, including normal seasonal and quarterly fluctuations of weather, as well as extreme weather events that might be associated with climate change, could adversely affect our results of operations and liquidity.

Our electric and natural gas utility business is seasonal, and weather patterns can have a material impact on our financial performance. Demand for electricity and natural gas is often greater in the summer and winter months associated with cooling and heating. Because natural gas is heavily used for residential and commercial heating, the demand for this product depends heavily upon weather patterns throughout our market areas, and a significant amount of natural gas revenues are recognized in the first and fourth quarters related to the heating season. Accordingly, our operations have historically generated less revenue and income when weather conditions are milder in the winter and cooler in the summer. In the event that we experience unusually mild winters or cool summers in the future, our results of operations and financial position could be adversely affected. Higher temperatures may also decrease the Montana snowpack, which may result in dry conditions and an increased threat of forest fires. Forest fires could threaten our communities and electric transmission lines and facilities. Any damage caused as a result of forest fires could negatively impact our financial condition, results of operations or cash flows. In addition, exceptionally hot summer weather or unusually cold winter weather could add significantly to working capital needs to fund higher than normal supply purchases to meet customer demand for electricity and natural gas.

There is also a concern that the physical risks of climate change could include changes in weather conditions, such as changes in the amount or type of precipitation and extreme weather events. Climate change and the costs that may be associated with its impacts have the potential to affect our business in many ways, including increasing the cost incurred in providing electricity and natural gas, impacting the demand for and consumption of electricity and natural gas (due to change in both costs and weather patterns), and affecting the economic health of the regions in which we operate. Extreme weather conditions creating high energy demand on our own and/or other systems may raise market prices as we buy short-term energy to serve our own system. Severe weather impacts our service territories, primarily through thunderstorms, tornadoes and snow or ice storms. To the extent the frequency of extreme weather events increase, this could increase our cost of providing service. Changes in precipitation resulting in droughts or water shortages could affect the availability of water for hydro generation and adversely affect our ability to provide electricity to customers, as well as increase the price they pay for energy. In addition, extreme weather may exacerbate the risks to physical infrastructure. We may not recover all costs related to mitigating these physical and financial risks.

We must meet certain credit quality standards. If we are unable to maintain investment grade credit ratings, our liquidity, access to capital and operations could be materially adversely affected.

A downgrade of our credit ratings to less than investment grade could adversely affect our liquidity. Certain of our credit agreements and other credit arrangements with counterparties require us to provide collateral in the form of letters of credit or cash to support our obligations if we fall below investment grade. Also, a downgrade below investment grade could hinder our ability to raise capital on favorable terms, including through the commercial paper markets. Higher interest rates on short-term borrowings with variable interest rates or on incremental commercial paper issuances could also have an adverse effect on our results of operations.

Threats of terrorism and catastrophic events that could result from terrorism, cyber attacks, or individuals and/or groups attempting to disrupt our business, or the businesses of third parties, may affect our operations in unpredictable ways and could adversely affect our liquidity and results of operations.

We are subject to the potentially adverse operating and financial effects of terrorist acts and threats, as well as cyber attacks (such as hacking and viruses) and other disruptive activities of individuals or groups. Our generation, transmission and distribution facilities, information technology systems and other infrastructure facilities and systems could be direct targets of, or indirectly affected by, such activities. Any significant interruption of these systems could prevent us from fulfilling our critical business functions, and sensitive, confidential and other data could be compromised.

Terrorist acts, cyber attacks or other similar events could harm our business by limiting our ability to generate, purchase or transmit power and by delaying the development and construction of new generating facilities and capital improvements to existing facilities. These events, and governmental actions in response, could result in a material decrease in revenues and significant additional costs to repair and insure assets, and could adversely affect our operations by contributing to the disruption of supplies and markets for natural gas, oil and other fuels. These events could also impair our ability to raise capital by contributing to financial instability and reduced economic activity.

Risks Relating to this Offering and Our Common Stock

The price of our common stock may be volatile, which may make it difficult for you to resell the common stock when you want or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations and may decline below the offering price. This may make it difficult for you to resell the common stock when you want or at prices you find attractive. Among the factors that could affect the price of our common stock are:

•	our operating and financial performance and prospects;

•	variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our common stock by stockholders;

•	actions by institutional investors;

•	actions by regulators;

•	fluctuations in commodity prices;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

Recently, stock markets have experienced extreme volatility that has at times been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

Future sales or issuances of common stock, convertible notes or other equity-linked securities may dilute the ownership interest of existing stockholders. Such dilution may adversely affect the trading price of our common stock.

We may issue equity or equity-linked securities in the future for a number of reasons, including to finance our operations and business strategy, to acquire assets or companies, to increase our capital, to adjust our ratio of debt to equity, or in connection with our incentive compensation plans. Any issuance of equity or equity-linked securities after this offering could dilute the interests of our existing stockholders and could substantially affect the trading price of our common stock.

We cannot assure you that we will pay dividends on our common stock in the future.

We declared cash dividends on our common stock equal to $0.40 per share in each quarter of 2014 and $0.48 per share in the first, second and third quarters of 2015. If we do not achieve sufficient earnings, then we may not be able to make, or may have to reduce, dividend payments on our common stock. In addition, even if we have sufficient funds to pay dividends, we may choose not to do so. Our dividend policy, and any current or future restrictions on the ability to pay dividends, could adversely affect the market price of our common stock.

We may issue preferred stock with rights senior to our common stock.

Our certificate of incorporation authorizes the issuance of shares of preferred stock without stockholder approval. The shares may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of our common stock. In addition, such shares of preferred stock may be convertible into shares of our common stock. Conversion of shares of our preferred stock into shares of our common stock may dilute the value of our common stock, which may adversely affect the value of your shares of common stock. The rights and preferences of any class or series of preferred stock issued by us would be established by our board of directors in its sole discretion.

Provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our board of directors or management that a stockholder might consider favorable. These provisions will apply even if the change may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline. See “Description of Capital Stock” in the accompanying prospectus for a description of these provisions.

BEETHOVEN WIND TRANSACTION

On September 25, 2015, we completed the purchase of BayWa’s 100% ownership interest in Beethoven Wind, LLC, which owns the Beethoven Wind Farm, an 80 megawatt wind farm located near Tripp, South Dakota, in Hutchinson, Bon Homme and Charles Mix counties. The purchase price was $143 million, subject to post-closing adjustments for operating expenses, accounts receivable, and the usage of energy by us under power purchase agreements between us and BayWa pursuant to which we purchased all of the power generated by the Beethoven Wind Farm.

The Strategic Rationale

The acquisition of the Beethoven Wind Farm represents an investment in generation that is expected to replace existing higher-cost supply contracts for our South Dakota customers. The energy and renewable energy credits associated with the Beethoven Wind Farm are currently included in NorthWestern’s electricity supply portfolio under two QF power purchase agreements (“PPA”). The existing QF PPAs terminated upon closing of the Beethoven Wind Transaction. The proposed settlement of our pending South Dakota electric rate filing that we submitted to the South Dakota Public Utilities Commission includes the Beethoven Wind Farm in rate base, but there is no guaranty that the South Dakota Public Utilities Commission will approve the settlement. The rate-based cost is expected to be significantly lower than the existing PPAs benefiting NorthWestern’s customers’ bills over the long-term.

Facility Acquired

Construction of the Beethoven Wind Farm was completed in May 2015 and it includes 43 wind turbines and the right to a 50MW expansion site next to the existing facility.

Financing

The purchase of the Beethoven Wind Farm was funded with short-term borrowings. We anticipate that short-term borrowings incurred for the purpose of purchasing the Beethoven Wind Farm will be repaid in part with the proceeds of this offering and $70 million of long-term debt we recently issued. See “Summary—The Offering.”

Information regarding our long-term debt issuance in this prospectus supplement is solely for informational purposes and is neither an offer to sell nor a solicitation of an offer to buy such long-term debt.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting our estimated offering expenses and underwriting discounts. We intend to use the net proceeds from the offering to repay a portion of the short-term borrowings incurred to help fund the purchase of the Beethoven Wind Farm. At June 30, 2015, we had approximately $220 million of short-term borrowings outstanding with a weighted average interest rate of approximately 0.65% and an average life of less than 30 days.

CAPITALIZATION

The following table presents our cash and capitalization as of June 30, 2015, on an actual (unaudited) basis and on an as adjusted (unaudited) basis to reflect the proposed issuance of the common stock offered hereby, the use of short-term borrowings, and the recent issuance of $70 million of long-term debt and the use of proceeds therefrom.

You should read the following table in conjunction with our consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement.

	As of June 30, 2015
	Actual	As Adjusted
	In thousands
Cash and Cash Equivalents	$32,868		$32,868

Debt:
Short-term Borrowings	219,909
Capital Leases	29,055		29,055
Long-term Debt	1,712,111		1,712,111
Recently Issued Long-term Debt(1)	—		70,000

Total Debt	1,961,075

Shareholder’s Equity:
Shareholder’s Equity	1,516,654		1,516,654
Issuance of Common Stock(2)	—
Total Shareholder’s Equity.	1,516,654

Total Capitalization	$3,477,730	$

(1)	Represents estimated gross proceeds of a recently completed long-term debt issuance of $70 million but without deduction for discounts and other fees and expenses.

(2)	Represents estimated net proceeds from this offering after deducting our estimated offering expenses and underwriting discounts.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange. The following table sets forth the high and low intra-day sales prices per share of our common stock and the cash dividends paid per share for the periods indicated.

	High	Low	Cash dividends paid
2013:
First Quarter	$40.35	$35.06	$0.38
Second Quarter	43.17	38.12	0.38
Third Quarter	45.85	39.08	0.38
Fourth Quarter	47.18	41.31	0.38
2014:
First Quarter	$47.86	$42.64	$0.40
Second Quarter	52.49	45.49	0.40
Third Quarter	52.70	45.12	0.40
Fourth Quarter	58.70	45.14	0.40
2015:
First Quarter	$59.71	$50.75	$0.48
Second Quarter	54.65	48.44	0.48
Third Quarter (though September 28, 2015)	56.68	48.47	—

The last reported sale price of our common stock on the New York Stock Exchange on September 28, 2015 was $53.25 per share. As of September 25, 2015, there were 47,066,890 shares of our common stock outstanding excluding 3,621,072 treasury shares.

As of July 31, 2015, we had approximately 1,044 holders of record of our common stock.

We pay dividends on our common stock after our board of directors declares them. On July 22, 2015, our board declared a dividend of $0.48, payable on September 30, 2015 to shareholders of record on September 15, 2015. Purchasers of our common stock in this offering will not be entitled to receive the dividend payable on September 30, 2015. The board reviews the dividend quarterly and establishes the dividend rate based upon such factors as our earnings, financial condition, capital requirements, debt covenant requirements and/or other relevant conditions. Although we expect to continue to declare and pay cash dividends on our common stock in the future, we can provide no assurance that dividends will be paid in the future or that, if paid, the dividends will be paid in the same amount as during 2015.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we have agreed to sell to the underwriters named below, for whom RBC Capital Markets, LLC is acting as representative (the “Representative”), the following respective number of shares of our common stock:

Underwriter	Number of Shares
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated
Total	1,100,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions.

Discounts and Expenses

The expenses of this offering that are payable by us are estimated to be $1.0 million, exclusive of underwriting discounts.

The underwriters propose to offer the shares of common stock offered hereby from time to time for sale in one or more transactions on the New York Stock Exchange (the “NYSE”), in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt of acceptance by them and subject to their right to reject any order in whole or in part. The underwriters may effect such transactions by selling the shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of shares for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriters purchase shares and the price at which the underwriters resell such shares may be deemed underwriting compensation.

Lock-Up Agreements

We have agreed that, subject to certain limited circumstances, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representative for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable; provided that this sentence will not apply if the safe harbor provided by Rule 139 under the Securities Act is available to the Representative in the manner contemplated by Rule 2711(f)(4) of the National Association of Securities Dealers, Inc. (“NASD”) or any successor provision or amendment thereto and we certify that our common stock is an actively traded security within the meaning of NASD Rule 2711(f)(4) or any successor provision or amendment thereto.

Our officers and directors have agreed that, subject to certain limited circumstances, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representative for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable; provided that this sentence will not apply if the safe harbor provided by Rule 139 under the Securities Act is available to the Representative in the manner contemplated by NASD Rule 2711(f)(4) or any successor provision or amendment thereto and we certify that our common stock is an actively traded security within the meaning of NASD Rule 2711(f)(4) or any successor provision or amendment thereto.

Indemnification

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “NWE.”

Stabilization

Until the distribution of the shares of our common stock offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain the price of our common stock.

In connection with this offering, the underwriters may make short sales of the shares of our common stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of our common stock than they are required to purchase in the offering. Short sales may be “naked short sales,” which are short positions in excess of that amount. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the purchases by the underwriters to cover short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions. If these activities are commenced, they may be discontinued at any time, without notice.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Prospectus

A prospectus in electronic format may be available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any underwriter is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by us or such underwriter in its capacity as underwriter and should not be relied upon by investors.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, an affiliate of one of the underwriters is a lender under our revolving credit facility.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus supplement (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus supplement.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares of our common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Switzerland

This prospectus supplement may be communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus supplement is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares of our common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, us or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The legality of the shares of common stock offered hereby will be passed upon for us by Timothy P. Olson, our Senior Corporate Counsel and Corporate Secretary, who owns less than 1% of our outstanding common stock. Certain other legal matters will be passed upon for us by Jones Day, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K, and the effectiveness of NorthWestern Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC under the Exchange Act (Commission File No. 1-10499). Such reports and other information can be inspected at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington, D.C. address. Please call the SEC at 1-800-SEC-0330 for further information. Our filings are also available to the public at the SEC’s website at http://www.sec.gov. In addition, documents filed by us can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. We maintain an Internet website at http://www.northwesternenergy.com. On the Investor Relations page of that site, we provide access to our SEC filings free of charge as soon as reasonably practicable after filing with the SEC. The information on our Internet website is not incorporated into this prospectus supplement or the accompanying prospectus by reference and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

We are “incorporating by reference” important business, financial and other information about us into this prospectus. This means that we are disclosing important information to you by referring you to another document filed separately with the SEC that is not delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus. Information that we file with the SEC after the date of this prospectus and prior to the completion of the offering will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed (other than information furnished under Items 2.02 or 7.01 of any Form 8-K, which is not deemed filed under the Exchange Act):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014;

•	our Quarterly Reports on Form 10-Q for the periods ended March 31, 2015 and June 30, 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed on March 6, 2015 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2014);

•	our Current Reports on Form 8-K filed on February 18, 2015, April 29, 2015, June 29, 2015, July 23, 2015, September 11, 2015 and September 25, 2015; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on April 3, 2008, including all amendments and reports filed for purpose of updating such description.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or telephoning us at the following address and telephone number:

Corporate Secretary

NorthWestern Corporation

3010 W. 69th St.

Sioux Falls, South Dakota 57108

(605) 978-2900

PROSPECTUS

First Mortgage Bonds, Preferred Stock, Depositary Shares Representing Preferred Stock and Common Stock

of NorthWestern Corporation

We may offer from time to time any combination of the securities described in this prospectus in one or more offerings and in amounts and at prices authorized from time to time. We will provide the specific terms of our securities, including their offering prices, in one or more supplements to this prospectus. Each supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. You should read this prospectus and any supplements carefully before you invest.

Our common stock is quoted on the New York Stock Exchange under the ticker symbol “NWE.” On February 13, 2015, the closing price of our common stock on the New York Stock Exchange was $53.61 per share.

To read about certain factors you should consider before investing in the securities being offered, see “Risk Factors ” on page 5 and the discussion of risk factors, if any, included in the accompanying prospectus supplement, as well as the risk factors contained in our annual, quarterly and current reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus.

Our principal executive offices are located at NorthWestern Corporation, 3010 W. 69th Street, Sioux Falls, South Dakota 57108, and our telephone number is (605) 978-2900.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 17, 2015.

i

ABOUT THIS PROSPECTUS

Unless the context requires otherwise, references to “we,” “us,” “our,” “NorthWestern Corporation,” “NorthWestern Energy,” and “NorthWestern” refer specifically to NorthWestern Corporation and its subsidiaries.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. The registration statement is unlimited to the amount of securities that may be registered. The actual amount of securities being offered and sold will be disclosed in a prospectus supplement filed at the time of the applicable offering.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will be discussed in the applicable prospectus supplement, if necessary. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation by Reference.”

For more detailed information about the securities, you can read the exhibits to the registration statement of which this prospectus is a part. Those exhibits have been either filed with the registration statement or incorporated by reference from our SEC filings.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the securities. The registration statement may contain additional information that may be important to you. Statements made in this prospectus and in any prospectus supplement about legal documents may not necessarily be complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC.

We also file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC’s website (http://www.sec.gov) or on our website (http://www.northwesternenergy.com). However, the information on our website does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in documents that we file with the SEC, which means that we may disclose important information to you by referring you to those documents in this prospectus. The information incorporated by reference is an important part of this prospectus.

The following documents have been filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and are incorporated in this prospectus by reference and made a part of this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2014; and

•	Form 8-A filed on April 3, 2008.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request a copy of these documents, at no cost to you, by writing or calling Investor Relations, NorthWestern Corporation, 3010 W. 69th Street, Sioux Falls, South Dakota 57108, telephone (605) 978-2900.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and made a part of this prospectus from the date of filing of such documents; provided, however, that we are not incorporating any information furnished under Item 2.02 or 7.01 of any current report on Form 8-K unless specifically stated otherwise. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus, any prospectus supplement or any subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any statement in this prospectus will be deemed to be modified or superseded to the extent a statement contained in any prospectus supplement or any subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or any free writing prospectus that we provide to you. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus and any prospectus supplement or any free writing prospectus that we provide to you is accurate as of any date other than the date on the front of such document or that the information incorporated by reference in this prospectus is accurate as of any date other than the date of such document incorporated by reference.

FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements in this prospectus, any prospectus supplement or the documents incorporated by reference regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this prospectus or any prospectus supplement relating to management’s current expectations of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Words or phrases such as “anticipates,” “may,” “will,” “should,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “targets,” “will likely result,” “will continue” or similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed. We caution that while we make such statements in good faith and believe such statements are based on reasonable assumptions, including without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that we will achieve our projections. Factors that may cause such differences include, but are not limited to:

•	potential adverse federal, state, or local legislation or regulation, including costs of compliance with existing and future environmental requirements, as well as adverse determinations by regulators, could have a material effect on our liquidity, results of operations and financial condition;

•	changes in availability of trade credit, creditworthiness of counterparties, usage, commodity prices, fuel supply costs or availability due to higher demand, shortages, weather conditions, transportation problems or other developments, may reduce revenues or may increase operating costs, each of which could adversely affect our liquidity and results of operations;

•	unscheduled generation outages or forced reductions in output, maintenance or repairs, which may reduce revenues and increase cost of sales or may require additional capital expenditures or other increased operating costs; and

•	adverse changes in general economic and competitive conditions in the U.S. financial markets and in our service territories.

We have attempted to identify, in context, certain of the factors that we believe may cause actual future experience and results to differ materially from our current expectation regarding the relevant matter or subject area. In addition to the items specifically discussed above, our business and results of operations are subject to the uncertainties described under the caption “Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2014.

From time to time, oral or written forward-looking statements are also included in our annual, quarterly and current reports and proxy statements filed with the SEC, press releases, analyst and investor conference calls, and other communications released to the public. We believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable. However, any or all of the forward-looking statements in this prospectus, any prospectus supplement, our annual, quarterly and current reports and proxy statements filed with the SEC and any other public statements that are made by us may prove to be incorrect. This may occur as a result of assumptions that turn out to be inaccurate or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus and any prospectus supplement, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of any of our forward-looking statements in this prospectus, any prospectus supplement or other public communications as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent annual, quarterly and current reports and proxy statements filed with the SEC.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to carefully read and consider the risk factors relating to an investment in our securities described in our annual, quarterly and current reports filed with the SEC under the Securities Exchange Act of 1934, which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks, as well as any other information that we include or incorporate by reference in this prospectus and any prospectus supplement. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in our securities and the particular type of securities we are offering under that prospectus supplement.

NORTHWESTERN CORPORATION

NorthWestern Corporation, doing business as NorthWestern Energy, provides electricity and natural gas to approximately 692,600 customers in Montana, South Dakota and Nebraska. We have generated and distributed electricity in South Dakota and distributed natural gas in South Dakota and Nebraska since 1923 and have generated and distributed electricity and distributed natural gas in Montana since 2002.

We were incorporated in Delaware in November 1923. Our principal office is located at 3010 West 69th Street, Sioux Falls, South Dakota 57108, and our telephone number is 605-978-2900. We maintain an Internet site at http://www.northwesternenergy.com, which contains information concerning us. Our Internet site and the information contained therein or connected thereto are not intended to be incorporated into this prospectus and should not be considered a part of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges(1)	2.3	2.5	2.7	2.5	2.5

(1)	No shares of our preferred stock were outstanding during the years ended December 31, 2014, 2013, 2012, 2011, and 2010. Accordingly, the ratios of earnings to fixed charges and preferred dividends are not separately stated from the ratios of earnings to fixed charges for the periods listed above.

USE OF PROCEEDS

Except as may otherwise be set forth in the applicable prospectus supplement, the net proceeds from the sale of the securities will be added to our general funds and may be used for funding capital requirements, for the refunding of outstanding debt obligations, for corporate development purposes (including the potential acquisition of businesses and/or business assets), and for other general business purposes. The specific use of the net proceeds of a particular offering of securities will be described in the applicable prospectus supplement.

DESCRIPTION OF FIRST MORTGAGE BONDS

The following description sets forth the general terms and provisions of certain first mortgage bonds that we may offer by this prospectus. We will describe the particular terms of any first mortgage bonds , and provisions that vary from those described below, in one or more prospectus supplements. Our first mortgage bonds will be represented either by global securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificated form issued to the registered owners, as described in the applicable prospectus supplement. See “— Book-Entry System” below.

Description of Nebraska and South Dakota Mortgage Bonds

The Nebraska and South Dakota Mortgage Bonds will be bonds, notes or other evidences of indebtedness (the “SD Mortgage Bonds”) authenticated and delivered under a General Mortgage Indenture and Deed of Trust, dated as of August 1, 1993, between NorthWestern and The Bank of New York Mellon (successor to JPMorgan Chase Bank, N.A. (successor by merger to The Chase Manhattan Bank (National Association))), as trustee (the “SD Bond Trustee”). In this prospectus, we refer to this General Mortgage and Deed of Trust, as supplemented by various supplemental indentures, as the “SD Mortgage.” A copy of the SD Mortgage, as supplemented to date, has been incorporated by reference to the registration statement of which this prospectus forms a part, and the supplemental indenture relating to any series of SD Mortgage Bonds will be filed as an exhibit to or incorporated by reference in the registration statement at or prior to the time of issuance of that series of SD Mortgage Bonds.

The following description is a summary of the material provisions of the SD Mortgage and the SD Mortgage Bonds. This summary does not purport to be complete and does not restate the SD Mortgage in its entirety. This summary is subject to, and qualified in its entirety by, reference to the provisions of the SD Mortgage. We urge you to read the SD Mortgage because it, and not this description, defines your rights as a holder of the bonds. Certain defined terms used in this description but not defined below have the meanings assigned to them in the SD Mortgage. Whenever particular provisions or defined terms in the SD Mortgage are referred to, such provisions or defined terms are incorporated by reference herein. References to article and section numbers in this description of the SD Mortgage Bonds, unless otherwise indicated, are references to article and section numbers of the General Mortgage Indenture and Deed of Trust, dated as of August 1, 1993. For purposes of this Description of the SD Mortgage Bonds, references to NorthWestern refer to NorthWestern only and not to its subsidiaries.

General

The maximum principal amount of SD Mortgage Bonds which may be issued under the SD Mortgage is limited to $500,000,000, but NorthWestern and the SD Bond Trustee may enter into supplemental indentures to increase that amount without the consent of the holders of outstanding SD Mortgage Bonds. As of February 12, 2015, there were SD Mortgage Bonds in an aggregate principal amount of $249 million outstanding, consisting of:

•	$55 million of 6.05% Series due 2018;

•	$64 million of 5.01% Series due 2025;

•	$30 million of 4.15% Series due 2042;

•	$20 million of 4.30% Series due 2052;

•	$50 million of 4.85% Series due 2043; and

•	$30 million of 4.22% Series due 2044.

Additional Mortgage Bonds may be issued under the SD Mortgage on the basis of property additions, retired bonds and cash. See “Issuance of Additional SD Mortgage Bonds” below.

If NorthWestern uses this prospectus to offer any SD Mortgage Bonds, an accompanying prospectus supplement will describe, among other things, the following terms of the SD Mortgage Bonds being offered:

•	the title (series designation);

•	any limit upon aggregate principal amount;

•	the principal repayment dates;

•	the interest rates and the date interest begins to accrue (or the method of determining them) and the basis for calculating interest;

•	the place or places for payment;

•	the dates on which we will pay interest and the record dates for such interest payments;

•	the basis for issuance;

•	the terms and conditions of optional redemption, if any, including periods, dates and prices;

•	the terms and conditions of mandatory or sinking fund redemption, including periods, dates and prices;

•	the denominations;

•	the currency or currencies in which payment of the bonds shall be payable; and

•	any other terms of such series.

While the SD Mortgage requires NorthWestern to maintain the mortgaged property, it does not contain any provisions for a maintenance or sinking fund and, except as may be provided in a supplemental indenture and described in the applicable prospectus supplement, there will be no provisions for any such funds for the SD Mortgage Bonds.

SD Mortgage Bonds may be issued as discount bonds, which may be sold at a discount below their principal amount. These SD Mortgage Bonds, as well as other SD Mortgage Bonds that are not issued at a discount below their principal amount, may be deemed to have been issued with “original issue discount” for United States federal income tax purposes. The applicable prospectus supplement will describe any special United States federal income tax considerations applicable to SD Mortgage Bonds issued with original issue discount, including discount bonds. In addition, the applicable prospectus supplement will describe any special United States federal income tax considerations or other restrictions or terms applicable to any series of SD Mortgage Bonds that is issuable in bearer form, offered exclusively to United States aliens, denominated in a currency other than United States dollars or having other special characteristics.

Other than the security afforded by the lien of the SD Mortgage and the restrictions on the issuance of additional SD Mortgage Bonds, the holders of the outstanding SD Mortgage Bonds do not, and unless the prospectus supplement that describes a particular series of SD Mortgage Bonds provides otherwise with respect to that series, the holders of any SD Mortgage Bonds to be offered by this prospectus will not, have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving NorthWestern. See “Consolidation, Merger, Conveyance, Transfer or Lease” below.

Redemption of the SD Mortgage Bonds

If the series of SD Mortgage Bonds being offered is subject to optional or mandatory redemption, these terms will be described in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement with respect to SD Mortgage Bonds redeemable at the option of the holder, SD Mortgage Bonds will be redeemable only upon notice by mail not less than 30 days prior to the date fixed for redemption, and, if less than all the SD Mortgage Bonds of a series, or any tranche thereof, are to be redeemed, the particular SD Mortgage Bonds to be redeemed will be selected by such method as shall be provided for the particular series or tranche, or in the absence of any such provision, by such method as the bond registrar deems fair and appropriate. (See Sections 5.03 and 5.04.)

Any notice of redemption at the option of NorthWestern may state that the redemption will be conditioned upon receipt by the SD Bond Trustee, on or prior to the date fixed for redemption, of money sufficient to pay the principal of and any premium and interest on the SD Mortgage Bonds being redeemed. In that event, if the required amount of money has not been so received, then the notice of redemption will be of no force and effect and NorthWestern will not be required to redeem the SD Mortgage Bonds. (See Section 5.04.)

Security

Except as discussed below, SD Mortgage Bonds to be issued pursuant to this prospectus will be secured equally and ratably with all of our other outstanding SD Mortgage Bonds by a valid first mortgage lien of the SD Mortgage on NorthWestern’s properties used in the generation, production, transmission or distribution of electricity or the distribution of gas in any form and for any purpose in the States of South Dakota and Nebraska, together with the properties owned by NorthWestern as of August 1, 1993 located in the States of North Dakota and Iowa (which consist principally of shared ownership interests in electric generating facilities). Unless NorthWestern otherwise elects, the lien of the SD Mortgage does not extend to any properties that NorthWestern acquired in the States of North Dakota and Iowa after August 1, 1993.

Without the consent of the holders of any SD Mortgage Bonds, NorthWestern and the SD Bond Trustee may enter into supplemental indentures to extend the lien of the SD Mortgage to additional property, whether or not used in NorthWestern’s electric or gas utility businesses, including property which would otherwise be excepted from the SD Mortgage lien. (See Section 14.01.) This additional property, so long as it would otherwise constitute “Property Additions” (as described below), would then be available as a basis for the issuance of SD Mortgage Bonds. See “Issuance of Additional SD Mortgage Bonds” below.

The SD Mortgage contains provisions subjecting after-acquired property to the lien of the SD Mortgage. These provisions are limited in the case of consolidation or merger (whether or not NorthWestern is the surviving corporation) or sale of substantially all of NorthWestern’s assets. In the event NorthWestern consolidates, merges or transfers all the SD Mortgaged Property as or substantially as an entirety, the SD Mortgage lien will only be required to extend to properties acquired by the successor corporation from NorthWestern in or as a result of the transaction, together with improvements, extensions and additions to those properties and renewals, replacements and substitutions of or for any part or parts of those properties. See Article Thirteen of the General Mortgage Indenture and Deed of Trust and “Consolidation, Merger, Conveyance, Transfer or Lease” below. In addition, after-acquired property may be subject to vendors’ liens, purchase money mortgages and other liens thereon at the time of acquisition.

The SD Mortgage provides that the SD Bond Trustee will have a lien, prior to the lien on behalf of the holders of SD Mortgage Bonds, upon the mortgaged property (including any money collected as proceeds of the mortgaged property), for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (See Section 11.07.)

Excepted Property

The following, among other things, are excepted from the lien of the SD Mortgage:

•	cash and securities not paid to, deposited with or held by the SD Bond Trustee under the SD Mortgage;

•	contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments, accounts receivable, claims, intellectual property rights and other general intangibles;

•	permits, licenses and franchises;

•	automobiles, other vehicles, movable equipment, aircraft and vessels;

•	goods, wares and merchandise held for sale in the ordinary course of business or for use by or for the benefit of NorthWestern;

•	fuel, materials, supplies and other personal property consumable in the operations of NorthWestern’s business;

•	computers, machinery and equipment;

•	coal, ore, gas, oil, minerals and timber mined or extracted from the land;

•	gas transmission lines connecting wells with main or branch trunk lines or field gathering lines connecting wells with main or branch trunk lines;

•	electric energy, gas, steam, water and other products generated, produced or purchased;

•	leasehold interests; and

•	books and records.

(See Granting Clauses.)

Permitted Liens

The lien of the SD Mortgage is subject to permitted liens, including:

•	tax liens and other governmental charges which are not delinquent and which are being contested;

•	construction and materialmen’s liens;

•	judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title in, property of NorthWestern;

•	leasehold interests;

•	liens on NorthWestern’s pollution control and sewage and solid waste facilities in connection with the issuance of pollution control revenue bonds; and

•	other liens and encumbrances.

(See Section 1.01.)

Issuance of Additional SD Mortgage Bonds

General. The maximum principal amount of SD Mortgage Bonds which may be issued under the SD Mortgage is limited to $500,000,000, but NorthWestern and the SD Bond Trustee may enter into supplemental indentures to increase that amount without the consent of the holders of any SD Mortgage Bonds. (See Sections 3.01 and 14.01.) SD Mortgage Bonds of any series may be issued from time to time under Article Four of the General Mortgage Indenture and Deed of Trust on the basis of, and in an aggregate principal amount not exceeding, the sum of the following:

(1)	75% of the cost or fair value (whichever is less) of Property Additions which do not constitute “bonded” Property Additions, after specified deductions and additions, primarily including adjustments to offset property retirements. “Bonded” Property Additions are those that have been made the basis of the authentication and delivery of SD Mortgage Bonds, the release of SD Mortgaged Property or cash withdrawals.

(2)	The aggregate principal amount of SD Mortgage Bonds no longer outstanding under the SD Mortgage, including SD Mortgage Bonds deposited under any sinking or analogous funds, which have not been used for other purposes under the SD Mortgage and which are not to be paid, redeemed or otherwise retired by the application of funded cash.

(3)	Any cash deposited with the SD Bond Trustee.

Net Earnings Test. In general, NorthWestern may not issue SD Mortgage Bonds unless its Adjusted Net Earnings (as described below) for 12 consecutive months within the preceding 18 months were at least one and three-fourths times the Annual Interest Requirements on all SD Mortgage Bonds then outstanding or applied for, and all other indebtedness secured by a lien prior to the lien of the SD Mortgage, except that this net earnings test does not apply if the additional SD Mortgage Bonds to be issued have no stated interest rate prior to maturity. While any SD Mortgage Bonds remain outstanding, if Adjusted Net Earnings of NorthWestern, calculated on an allocated basis taking into account only the portions of the items otherwise included in the calculation of Adjusted Net Earnings that are reasonably allocated to or from the SD Mortgaged Property, are less than Adjusted Net Earnings of NorthWestern calculated without such allocation, the lesser Adjusted Net Earnings amount is required to be used for purposes of the Net Earnings Test. NorthWestern is not required to satisfy the net earnings requirement prior to issuing SD Mortgage Bonds in replacement of retired SD Mortgage Bonds unless the stated maturity of the retired SD Mortgage Bonds is more than five years after the date NorthWestern proposes to replace them and the stated interest rate, if any, on the retired SD Mortgage Bonds immediately prior to maturity is less than the initial stated interest rate, if any, on the replacement SD Mortgage Bonds. (See Section 1.03, as amended by various supplemental indentures and Article Four.)

Adjusted Net Earnings are calculated before, among other things, provisions for income taxes; depreciation or amortization of property; interest on any indebtedness and amortization of debt discount and expense; any non-recurring charge to income (including the recognition of expense or impairment due to the non-recoverability of assets or expense), whether or not recorded as a non-recurring item in NorthWestern’s books of account; and any refund of revenues previously collected or accrued by NorthWestern subject to possible refund. With respect to SD Mortgage Bonds of a series subject to a periodic offering (such as a medium-term note program), the SD Bond Trustee will be entitled to receive a certificate evidencing compliance with the net earnings requirements only once, at or prior to the time of the first authentication and delivery of the SD Mortgage Bonds of the series (unless NorthWestern’s order requesting the authentication and delivery of SD Mortgage Bonds is delivered on or after the date which is two years after the most recent net earnings certificate was delivered, in which case an updated certificate would be required to be delivered). (See Sections 1.03 and 4.01.)

Property Additions

Property Additions generally include any property which is owned by NorthWestern and is subject to the lien of the SD Mortgage, except any property the cost of acquisition or construction of which is properly chargeable to an operating expense account of NorthWestern. (See Section 1.04.)

Release of Property

NorthWestern may obtain the release from the lien of the SD Mortgage of any SD Mortgaged Property if the fair value of all of the SD Mortgaged Property (excluding the SD Mortgaged Property to be released but including any SD Mortgaged Property to be acquired by NorthWestern with the proceeds of, or otherwise in connection with, such release) equals or exceeds an amount equal to 133% of the aggregate principal amount of SD Mortgage Bonds outstanding.

The SD Mortgage provides simplified procedures for the release of minor properties and property taken by eminent domain and provides for dispositions of obsolete property and grants of surrender of certain rights without any release or consent by the SD Bond Trustee.

If any property released from the lien of the SD Mortgage continues to be owned by NorthWestern, the SD Mortgage will not become a lien on any improvement, extension or addition to the property or renewals, replacements or substitutions of or for any part or parts of the property. (See Article Eight.)

Withdrawal of Cash

Subject to certain limitations, NorthWestern may withdraw cash held by the SD Bond Trustee to the extent of the cost or fair value (whichever is less) of unbonded Property Additions, after deductions and additions primarily including adjustments to offset retirements. Alternatively, NorthWestern may withdraw cash held by the SD Bond Trustee in an amount equal to 133% of the aggregate principal amount of SD Mortgage Bonds that NorthWestern would be entitled to issue on the basis of retired SD Mortgage Bonds (with any withdrawal being in lieu of the issuance of those bonds), or in an amount equal to 133% of the aggregate principal amount of any outstanding SD Mortgage Bonds delivered to the SD Bond Trustee. In addition, the SD Bond Trustee may, upon the request of NorthWestern, use cash to purchase SD Mortgage Bonds (at prices not exceeding 133% of the principal amount thereof) or to redeem or pay at stated maturity SD Mortgage Bonds, with any SD Mortgage Bonds received by the SD Bond Trustee pursuant to these provisions being canceled by the SD Bond Trustee. (See Section 8.06.) Notwithstanding the foregoing, cash deposited with the SD Bond Trustee as the basis for authentication and delivery of SD Mortgage Bonds may only be withdrawn in an amount equal to the aggregate principal amount of SD Mortgage Bonds NorthWestern would be entitled to issue on any basis (with any withdrawal being in lieu of the issuance of those bonds), or may, upon the request of NorthWestern, be used to purchase, redeem or pay SD Mortgage Bonds at prices not exceeding, in the aggregate, the principal amount thereof. (See Sections 4.05 and 7.02.)

Consolidation, Merger, Conveyance, Transfer or Lease

NorthWestern may not consolidate with or merge into any other corporation or convey, transfer or lease the SD Mortgaged Property as or substantially as an entirety to any person unless the transaction is on terms that will fully preserve the lien and security of the SD Mortgage and the rights and powers of the SD Bond Trustee and the holders of SD Mortgage Bonds, and the successor corporation or person is organized and existing under the laws of the United States of America or any state or territory thereof or the District of Columbia, and executes and delivers to the SD Bond Trustee a supplemental indenture. This supplemental indenture must contain an assumption by the successor corporation or person of the due and punctual payment of the principal of and any premium and interest on the SD Mortgage Bonds and the performance of all of the covenants of NorthWestern under the SD Mortgage and contain a grant, conveyance, transfer and mortgage by the successor corporation or person confirming the lien of the SD Mortgage on the SD Mortgaged Property and subjecting to the lien all property thereafter acquired which constitutes an improvement, extension or addition to the SD Mortgaged Property or a renewal, replacement or substitution of or for any part thereof. At the election of the successor corporation or person, the supplemental indenture may contain a provision subjecting to the lien of the SD Mortgage any other property then owned or thereafter acquired by the successor as it may specify. In the case of a lease of the SD Mortgaged Property, the lease will be made expressly subject to termination by NorthWestern or the SD Bond Trustee at any time during the continuance of an event of default under the SD Mortgage. (See Section 13.01.)

The SD Mortgage does not contain provisions requiring the repurchase of the SD Mortgage Bonds upon the change in control of NorthWestern.

Modification of SD Mortgage

Modifications Without Consent. Without the consent of the holders of any SD Mortgage Bonds, NorthWestern and the SD Bond Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the succession of another person to NorthWestern and the assumption by any successor of the covenants of NorthWestern in the SD Mortgage and in the SD Mortgage Bonds;

•	to add one or more covenants of NorthWestern or other provisions for the benefit of all holders of SD Mortgage Bonds or for the benefit of the holders of, or to remain in effect only so long as there are outstanding, SD Mortgage Bonds of one or more specified series, or one or more tranches thereof, or to surrender any right or power conferred upon NorthWestern by the SD Mortgage;

•	to correct or amplify the description of any property subject to the lien of the SD Mortgage, or better to assure, convey and confirm to the SD Bond Trustee any property subject or required to be subjected to the lien of the SD Mortgage, or to subject to the lien of the SD Mortgage additional property;

•	to convey, transfer and assign to the SD Bond Trustee, and to subject to the lien of the SD Mortgage, property of subsidiaries of NorthWestern which is or will be used for one or more of the primary purposes of NorthWestern’s business;

•	to change or eliminate any provision of the SD Mortgage or to add any new provision to the SD Mortgage, provided that any change, elimination or addition that adversely affects the interests of the holders of any series or tranche of SD Mortgage Bonds in any material respect will not become effective with respect to that series or tranche;

•	to establish the form or terms of the SD Mortgage Bonds of any series or tranche as permitted by the SD Mortgage;

•	to provide for the authentication and delivery of bearer securities and coupons representing interest, if any, thereon and for the procedures for the registration, exchange, replacement and voting of bearer securities and related matters;

•	to evidence and provide for the acceptance of appointment by a successor trustee or by a co-trustee or separate trustee;

•	to provide the procedures required for a non-certificated system of registration for all, or any series or tranche of, the SD Mortgage Bonds;

•	to change any place where (1) payments on the SD Mortgage Bonds of any series or tranche will be made, (2) the SD Mortgage Bonds of any series or tranche may be surrendered for registration of transfer or for exchange or (3) notices and demands to or upon NorthWestern in respect of the SD Mortgage Bonds of any series or tranche and the SD Mortgage may be served;

•

to cure any ambiguity in the SD Mortgage, to correct or supplement any provision which may be defective or inconsistent with any other provision in the SD Mortgage, or to make any other changes and additions with respect to matters and questions arising under the SD Mortgage, so long as such other changes or additions do not adversely affect the interests of the holders of SD Mortgage Bonds of any series or tranche in any material respect;

•	to reflect changes in generally accepted accounting principles;

•	to provide the terms and conditions of the exchange or conversion, at the option of the holders of SD Mortgage Bonds of any series, of those SD Mortgage Bonds for or into SD Mortgage Bonds of another series or stock or other securities of NorthWestern or any other corporation;

•	to change the words “SD Mortgage Bonds” to “First SD Mortgage Bonds” in the descriptive title of all outstanding SD Mortgage Bonds at any time;

•	to comply with the rules or regulations of any national securities exchange on which any of the SD Mortgage Bonds may be listed; or

•	to increase the aggregate principal amount of SD Mortgage Bonds that may be authenticated and delivered under the SD Mortgage.

(See Section 14.01.)

Without limiting the generality of the foregoing, if the Trust Indenture Act is amended in such a way as to require changes to the SD Mortgage or to permit changes to, or the elimination of, provisions which the Trust Indenture Act previously required to be contained in the SD Mortgage, NorthWestern and the SD Bond Trustee may, without the consent of the holders of any SD Mortgage Bonds, enter into one or more supplemental indentures to evidence or effect that amendment. (See Sections 14.01.)

Modifications Requiring Consent. Except as provided above, the SD Mortgage may not be amended or supplemented without bond holder approval. In most instances, the holders of not less than a majority in aggregate principal amount of the outstanding SD Mortgage Bonds of all series or tranches that are affected by the proposed supplemental indenture, considered as one class, is sufficient to approve a supplemental indenture. However, a supplemental indenture that does any of the following must be approved by each holder of the outstanding SD Mortgage Bonds that would be directly affected:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any SD Mortgage Bond;

•	reduces the principal amount of any SD Mortgage Bond or the rate of interest thereon (or the amount of any installment of interest thereon) or changes the method of calculating such rate or reduces any premium payable upon the redemption thereof, or reduces the amount of the principal of a discount bond that would be due and payable upon a declaration of acceleration of maturity or changes the coin or currency (or other property) in which any SD Mortgage Bond or any premium or the interest thereon is payable;

•	impairs the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date);

•	permits the creation of any lien ranking prior to the lien of the SD Mortgage with respect to all or substantially all of the SD Mortgaged Property or terminates the lien of the SD Mortgage on all or substantially all of the SD Mortgaged Property, or deprives a holder of the benefit of the security of the lien of the SD Mortgage;

•	reduces the percentage in principal amount of the outstanding SD Mortgage Bonds of such series or tranche, the consent of the holders of which is required to enter into any supplemental indenture or to waive compliance with any provision of the SD Mortgage or any default thereunder and its consequences, or reduces the requirements for quorum or voting; or

•	modifies certain of the provisions of the SD Mortgage relating to supplemental indentures, waiver of certain covenants and waivers of past defaults.

A supplemental indenture which changes or eliminates any covenant or other provision of the SD Mortgage which has expressly been included solely for the benefit of the holders of, or which is to remain in effect only so long as there are outstanding, SD Mortgage Bonds of one or more specified series, or one or more tranches thereof, or modifies the rights of the holders of SD Mortgage Bonds of those series or tranches with respect to that covenant or other provision, will be deemed not to affect the rights under the SD Mortgage of the holders of the SD Mortgage Bonds of any other series or tranche. (See Section 14.02.)

Waiver

The holders of at least a majority in aggregate principal amount of all SD Mortgage Bonds may waive NorthWestern’s obligations to comply with covenants requiring it to maintain its corporate existence and properties, pay taxes and discharge liens, maintain insurance and make filings necessary to protect the security of the holders of SD Mortgage Bonds and the rights of the SD Bond Trustee, provided that the waiver occurs before the time for such compliance is required. The holders of at least a majority in aggregate principal amount of outstanding SD Mortgage Bonds of all affected series or tranches, considered as one class, may waive, before the time for such compliance, compliance with NorthWestern’s obligation to maintain an office or agency where SD Mortgage Bonds of those series or tranches may be surrendered for payment, registration, transfer or exchange, and compliance with any other covenant specified in a supplemental indenture respecting those series or tranches. (See Section 6.09.)

Events of Default

Each of the following events constitutes an “Event of Default” under the SD Mortgage:

•	failure to pay interest on any SD Mortgage Bond within 60 days after it becomes due;

•	failure to pay principal of or premium, if any, on any SD Mortgage Bond within 15 days after its maturity;

•	failure to perform or breach of any covenant or warranty of NorthWestern in the SD Mortgage (other than a covenant to pay interest, principal or premium with respect to any SD Mortgage Bond) for a period of 60 days after NorthWestern receives a notice of default, subject to extension as described below; or

•	Specified events relating to reorganization, bankruptcy and insolvency of NorthWestern and appointment of a receiver or trustee for its property. (See Section 10.01.)

Notices of Default. Either the SD Bond Trustee or the holders of at least 50% in principal amount of outstanding SD Mortgage Bonds may give a notice of default specifying the default or breach and requiring it to be remedied. The SD Bond Trustee (if it gave the notice), or the SD Bond Trustee and the holders of at least the same principal amount of SD Mortgage Bonds as gave the notice (if bondholders gave the notice) may agree to extend the 60-day period prior to its expiration and will be deemed to have agreed to an extension as long as NorthWestern has initiated and is diligently pursuing corrective action. The SD Mortgage provides that the SD Bond Trustee will give the holders notice of any default under the SD Mortgage to the extent required by the Trust Indenture Act, unless the default is cured, or waived, except that no notice to holders of an Event of Default that is subject to a 60-day cure period may be given until at least 45 days after the failure to perform or breach giving rise to the default. (See Section 11.02.) The Trust Indenture Act currently permits the SD Bond Trustee to withhold notice of default (except for certain payment defaults) if the SD Bond Trustee in good faith determines that doing so is in the interest of the holders.

Acceleration of Maturity. If an Event of Default occurs and is continuing, then the SD Bond Trustee or the holders of not less than a majority in principal amount of the SD Mortgage Bonds then outstanding may declare the principal amount (or if the SD Mortgage Bonds are discount bonds, any portion of the principal amount that may be provided pursuant to the terms of the SD Mortgage) of all of the SD Mortgage Bonds, together with any premium and interest accrued thereon, to be immediately due and payable. At any time after declaration of the maturity of the SD Mortgage Bonds then outstanding, but before the sale of any of the SD Mortgaged Property and before a judgment or decree for payment of money is obtained by the SD Bond Trustee as provided in the SD Mortgage, the Event or Events of Default giving rise to the declaration of acceleration will be deemed to have been waived, and the declaration rescinded and annulled, if:

•	NorthWestern has paid the SD Bond Trustee a sum sufficient to pay:

•	any overdue interest on all SD Mortgage Bonds;

•	the principal of and any premium on any SD Mortgage Bonds which have become due otherwise than by declaration of acceleration and interest thereon at the rate or rates prescribed in those SD Mortgage Bonds; and

•	all amounts due to the SD Bond Trustee as compensation and reimbursement as provided in the SD Mortgage; and

•	any Event or Events of Default other than the non-payment of the principal of SD Mortgage Bonds which have become due solely by declaration of acceleration have been cured or waived as provided in the SD Mortgage. (See Sections 10.02 and 10.17.)

Possession and Sale of Mortgaged Property. The SD Mortgage provides that, under certain circumstances and to the extent permitted by law, if an Event of Default occurs and is continuing, the SD Bond Trustee has the power to take possession of, hold, operate, manage or sell the SD Mortgaged Property. If the SD Mortgaged Property is sold, whether by the SD Bond Trustee or pursuant to judicial proceedings, the principal of the outstanding SD Mortgage Bonds, if not previously due, will become immediately due, together with any premium and accrued interest. (See Sections 10.03, 10.04 and 10.05.)

Right to Direct Proceedings. If an Event of Default occurs and is continuing, the holders of a majority in principal amount of the SD Mortgage Bonds then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the SD Bond Trustee or exercising any trust or power conferred on the SD Bond Trustee. However, the SD Bond Trustee need not follow any direction that conflicts with any rule of law or with the SD Mortgage, that could involve the SD Bond Trustee in personal liability in circumstances where indemnity would not, in the SD Bond Trustee’s sole discretion, be adequate or that is unduly prejudicial to the rights of the nonassenting holders. The SD Bond Trustee may take any other action it deems proper which is not inconsistent with that direction. (See Section 10.16.)

Limitation on Right to Institute Proceedings. No holder of any SD Mortgage Bond will have any right to institute any proceeding, judicial or otherwise, with respect to the SD Mortgage, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (1) the holder has previously given to the SD Bond Trustee written notice of a continuing Event of Default, (2) the holders of not less than a majority in aggregate principal amount of the SD Mortgage Bonds then outstanding have made written request to the SD Bond Trustee to institute proceedings in respect of that Event of Default and have offered the SD Bond Trustee reasonable indemnity against costs and liabilities incurred in complying with such request, (3) for 60 days after receipt of notice from the holder, the SD Bond Trustee has failed to institute any proceeding and (4) no direction inconsistent with the holder’s request has been given to the SD Bond Trustee during such 60-day period by the holders of a majority in aggregate principal amount of SD Mortgage Bonds then outstanding. Furthermore, no holder will be entitled to institute any action if and to the extent that the action would disturb or prejudice the rights of other holders. (See Section 10.11.)

No Impairment of Right to Receive Payment. Notwithstanding these limitations on the right to institute a proceeding with respect to the SD Mortgage, each holder of a SD Mortgage Bond has the right, which is absolute and unconditional, to receive payment of the principal of and any premium and interest on that holder’s SD Mortgage Bond when due and to institute suit for the enforcement of that payment, and this right to payment may not be impaired without the consent of the holder. (See Section 10.12.)

Indemnification of SD Bond Trustee. As a condition to taking action to enforce the lien of the SD Mortgage and to institute action on the SD Mortgage Bonds, the SD Bond Trustee may require adequate indemnity against costs, expense and liabilities to be incurred in connection therewith. (See Sections 10.11 and 11.01.)

Defeasance

Any SD Mortgage Bonds, or any portion of the principal amount of any SD Mortgage Bonds, will be deemed to have been paid for purposes of the SD Mortgage if there has been irrevocably deposited in trust with the SD Bond Trustee, money or Eligible Obligations (as described below), or a combination of money and Eligible Obligations, which will be sufficient to pay when due the principal of and any premium and interest due and to become due on such SD Mortgage Bonds or portions thereof. (See Section 9.01.) For this purpose, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States of America, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in those direct obligations or in any specific interest or principal payments due in respect thereof.

Resignation and Removal of the SD Bond Trustee

The SD Bond Trustee may resign at any time by giving written notice to NorthWestern. The holders of a majority in principal amount of SD Mortgage Bonds then outstanding may remove the SD Bond Trustee at any time by delivering written notice to the SD Bond Trustee and NorthWestern. No resignation or removal of the SD Bond Trustee and no appointment of a successor trustee will become effective until a successor trustee accepts its appointment in accordance with the requirements of the SD Mortgage. In addition, if any of the following conditions is satisfied (i) the SD Bond Trustee has or acquires any conflicting interest within the meaning of the Trust Indenture Act and fails to eliminate such conflicting interest or resign following notice, (ii) the SD Bond Trustee ceases to satisfy the eligibility requirements set forth in the SD Mortgage and fails to resign following notice, or (iii) the SD Bond Trustee becomes incapable of acting or is adjudged bankrupt or insolvent or a receiver of the SD Bond Trustee or its property is appointed or any public office takes charge or control of the SD Bond Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, and so long as no Event of Default or event which, after notice of lapse of time, or both, would become an Event of Default has occurred and is continuing, NorthWestern may, by resolution of its Board of Directors, appoint a successor trustee. If NorthWestern delivers to the SD Bond Trustee a resolution appointing a successor trustee and that successor has accepted such appointment in accordance with the terms of the SD Mortgage, the SD Bond Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the SD Mortgage. (See Section 11.10.)

Governing Law

The SD Mortgage and the SD Mortgage Bonds are governed by the internal laws of the State of South Dakota, except the rights, duties and obligations of the SD Bond Trustee are governed by the laws of the State of New York. (See Section 1.15).

Concerning the SD Bond Trustee

The Bank of New York Mellon, the SD Bond Trustee under the SD Mortgage, has been a regular depositary of funds of NorthWestern. There are instances under the Trust Indenture Act which would require the SD Bond Trustee to resign.

Registration and Transfer

The transfer of the SD Mortgage Bonds may be registered, and SD Mortgage Bonds may be exchanged for other SD Mortgage Bonds of the same series and tranche, of authorized denominations and of like tenor and aggregate principal amount, at the office of The Bank of New York Mellon, as bond registrar for the SD Mortgage Bonds. NorthWestern may change the place for registration of transfer of the SD Mortgage Bonds, may appoint one or more additional bond registrars (including NorthWestern) and may remove any bond registrar, all at its discretion. (See Section 6.02.) The applicable prospectus supplement will identify any new place for registration of transfer and additional bond registrar appointed, and will disclose the removal of any bond registrar effected, prior to the date of the prospectus supplement. Except as otherwise provided in the applicable prospectus supplement, no service charge will be payable for any transfer or exchange of the SD Mortgage Bonds, but NorthWestern may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange. NorthWestern will not be required to issue, and no bond registrar will be required to register the transfer of or to exchange, SD Mortgage Bonds of any series during a period of 15 days prior to giving any notice of redemption, or any SD Mortgage Bond selected for redemption in whole or in part, except the unredeemed portion of any SD Mortgage Bond being redeemed in part. (See Section 3.05.)

Description of Montana Mortgage Bonds

The Montana Mortgage Bonds will be bonds authenticated and delivered under our Mortgage and Deed of Trust, dated as of October 1, 1945, to The Bank of New York Mellon (successor to Guaranty Trust Company of New York) (the “Corporate Trustee”) and Philip L. Watson (successor to Arthur E. Burke) (the “Co-Trustee” and, together with the Corporate Trustee, the “MT Bond Trustees”), as amended and supplemented. In this prospectus, we refer to this Mortgage and Deed of Trust, as supplemented by various supplemental indentures, as the “MT Mortgage.” A copy of the MT Mortgage, as supplemented to date, has been incorporated by reference to the registration statement of which this prospectus forms a part, and the supplemental indenture relating to any series of MT Mortgage Bonds will be filed as an exhibit to or incorporated by reference in the registration statement at or prior to the time of issuance of that series of MT Mortgage Bonds.

The following description is a summary of the material provisions of the MT Mortgage and the MT Mortgage Bonds. This summary does not purport to be complete and does not restate the MT Mortgage in its entirety. This summary is subject to, and qualified in its entirety by, reference to the provisions of the MT Mortgage. We urge you to read the MT Mortgage because it, and not this description, defines your rights as a holder of the bonds. Certain defined terms used in this description but not defined below have the meanings assigned to them in the MT Mortgage. Whenever particular provisions or defined terms in the MT Mortgage are referred to, such provisions or defined terms are incorporated by reference herein. References to article and section numbers in this description of the MT Mortgage Bonds, unless otherwise indicated, are references to article and section numbers of the Mortgage and Deed of Trust, dated as of October 1, 1945. For purposes of this Description of Montana Mortgage Bonds, references to NorthWestern refer to NorthWestern only and not to its subsidiaries.

General

The maximum principal amount of indebtedness which may be issued under the MT Mortgage is not limited (provided that, until the delivery by NorthWestern to the MT Bond Trustees and the recording in all counties in which the property mortgaged under the MT Mortgage is located of a supplemental indenture increasing the same, the aggregate principal amount of advances made and outstanding at any time that are secured by property mortgaged under the MT Mortgage currently may not exceed $1.48 billion; provided further that, NorthWestern currently is in the process of recording a supplemental indenture that will increase such amount to $2.0 billion). As of February 12, 2015, there were MT Mortgage Bonds in an approximate aggregate principal amount outstanding of $1.4 billion, consisting of:

•	$150.0 million of 6.04% Series due 2016;

•	$250.0 million of 6.34% Series due 2019;

•	$170.2 million of 4.65% Series (Pollution Control Bonds) due 2023

•	$161.0 million of 5.01% Series due 2025;

•	$35.0 million of 3.99% Series due 2028;

•	$55.0 million of 5.71% Series due 2039;

•	$60.0 million of 4.15% Series due 2042;

•	$15.0 million of 4.85% Series due 2043;

•	$450.0 million of 4.176% Series due 2044;

•	$40.0 million of 4.30% Series due 2052 (collectively, the “Outstanding MT Mortgage Bonds”).

Additional MT Mortgage Bonds may be issued under the MT Mortgage on the basis of property additions, retired bonds and cash. See “Issuance of Additional MT Mortgage Bonds” below.

If NorthWestern uses this prospectus to offer any MT Mortgage Bonds, an accompanying prospectus supplement will describe, among other things, the following terms of the MT Mortgage Bonds being offered:

•	the descriptive title;

•	the series designation;

•	the date of the coupon bonds of that series;

•	the rate or rates of interests of the bonds;

•	the currency in which payable;

•	the date or dates of maturity;

•	the dates and place or places for the payment of interest;

•	the basis for issuance;

•	the terms and conditions of optional redemption, if any, including periods, dates and prices; and

•	the terms and conditions of sinking fund redemption, if any, including periods, dates and prices.

MT Mortgage Bonds may be issued as discount bonds, which may be sold at a discount below their principal amount. These MT Mortgage Bonds, as well as other MT Mortgage Bonds that are not issued at a discount below their principal amount, may be deemed to have been issued with “original issue discount”

for United States federal income tax purposes. The applicable prospectus supplement will describe any special United States federal income tax considerations applicable to MT Mortgage Bonds issued with original issue discount, including discount bonds. In addition, the applicable prospectus supplement will describe any special United States federal income tax considerations or other restrictions or terms applicable to any series of MT Mortgage Bonds that is issuable in bearer form, offered exclusively to United States aliens, denominated in a currency other than United States dollars or having other special characteristics.

Other than the security afforded by the lien of the MT Mortgage and the restrictions on the issuance of additional MT Mortgage Bonds, the holders of the outstanding MT Mortgage Bonds do not, and unless the prospectus supplement that describes a particular series of MT Mortgage Bonds provides otherwise with respect to that series, the holders of any MT mortgage bonds to be offered by this prospectus will not, have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving NorthWestern. See “-Consolidation, Merger, Conveyance, Transfer or Lease” below.

Redemption of the MT Mortgage Bonds

If the series of MT Mortgage Bonds being offered is subject to optional or mandatory redemption, these terms will be described in the applicable prospectus supplement. Except as otherwise provided in the applicable prospectus supplement with respect to MT Mortgage Bonds redeemable at the option of the holder, MT Mortgage Bonds will be redeemable only upon notice by mail not less than 30 days prior to the date fixed for redemption, and, if less than all the MT Mortgage Bonds of a series, or any tranche thereof, are to be redeemed, the particular MT Mortgage Bonds to be redeemed will be selected by such method as shall be provided for the particular series or tranche, or in the absence of any such provision, by such method as the MT Bond Trustees deem fair and appropriate. (See Section 52.)

Any notice of redemption at the option of NorthWestern may state that the redemption will be conditioned upon receipt by the MT Bond Trustees, on or prior to the date fixed for redemption, of money sufficient to pay the principal of and any premium and interest on the MT Mortgage Bonds being redeemed. In that event, if the required amount of money has not been so received, then the notice of redemption will be of no force and effect and NorthWestern will not be required to redeem the MT Mortgage Bonds. (See Section 52.)

Security

The MT Mortgage Bonds to be issued pursuant to this prospectus, together with all other indebtedness now or hereafter issued under the MT Mortgage, will be secured by the MT Mortgage, which constitutes, in the opinion of our internal counsel, a valid first mortgage lien on all of the materially important physical properties of the utility business in the States of Montana and Wyoming which NorthWestern acquired in connection with its acquisition (through a wholly-owned subsidiary) of The Montana Power Company (the “Montana Power Utility Business”) in 2002, subject to the exception from the lien of the MT Mortgage of certain property (as described below) and subject to certain liens and encumbrances having priority over the lien of the MT Mortgage (as described below). The property subject to the lien of the MT Mortgage is referred to herein as the “MT Mortgaged Property.”

The MT Mortgage contains provisions for subjecting after-acquired property (subject to pre-existing liens) to the lien thereof, other than property of the character expressly excepted (as described below), and subject to certain limitations in the case of consolidation or merger (regardless of whether NorthWestern is the surviving corporation) or sale of substantially all of the MT Mortgaged Property. The MT Mortgage permits NorthWestern to acquire property subject to prior liens.

The bonds will rank equally in right of payment with all current and future debt that is secured by the MT Mortgage; provided, however, that the MT Bond Trustees shall have a lien upon the MT Mortgaged

Property prior to the bonds for the payment of their reasonable compensation and expenses and for indemnity against certain liabilities. (See Granting Clauses and Sections 6, 36 and 96.)

Excepted Property

There are excepted from the lien of the MT Mortgage all of the properties and franchises owned by NorthWestern on, and acquired by NorthWestern after, the date in 2002 on which NorthWestern acquired the properties of the Montana Power Utility Business from its wholly-owned subsidiary (which, in turn, acquired the properties of the Montana Power Utility Business upon the merger of The Montana Power Company with and into that subsidiary) and assumed the MT Mortgage, other than the properties of the Montana Power Utility Business and improvements, extensions and additions to, and replacements of and substitutions for, those properties. These excepted properties include properties that are subject to the lien of the South Dakota Mortgage which was entered into by the Company in 1993 prior to its acquisition of the Montana Power Utility Business. (See Twenty-Second Supplemental, Granting Clauses.)

In addition, there are excepted from the lien of the Mortgage the following properties (collectively, the “Excepted Property”):

•	cash and securities not specifically pledged, paid, deposited, delivered or held under the MT Mortgage or covenanted so to be;

•	merchandise, equipment, apparatus, materials or supplies held for the purpose of sale or other disposition in the usual course of business; fuel, oil and similar materials and supplies consumable in the operation of any of the properties of NorthWestern; all aircraft, tractors, rolling stock, trolley coaches, buses, motor coaches, automobiles, motor trucks and other vehicles and materials and supplies held for the purpose of repairing or replacing any of the same;

•	bills, notes and accounts receivable, judgments, demands and choses in action, and contracts, leases and operating agreements not specifically pledged under the MT Mortgage or covenanted so to be; and

•	electric energy, gas, steam, water, ice and other materials or products generated, manufactured, produced, purchased or acquired by NorthWestern for sale, distribution or use in the ordinary course of its business and all timber, minerals, mineral rights and royalties, and all property used principally for the production or gathering of natural gas or for the production, gathering or storage of oil or condensate (“Gas and Oil Production Property”);

provided, however, that the property and rights expressly excepted under the second and third bullet points above shall (to the extent permitted by law) cease to be so excepted in the event and as of the date that the MT Bond Trustees or a receiver or a trustee takes possession of the property subject to the MT Mortgage by reason of the occurrence of a Default (as defined in the MT Mortgage). (See Granting Clauses.)

NorthWestern has reserved the right to amend the MT Mortgage, without the consent of the holder of the bonds or the holders of certain other MT Mortgage Bonds, to eliminate the “springing lien” of the MT Mortgage (described in the proviso to the preceding sentence) to the extent it pertains to accounts receivable and MT Mortgaged Property relating thereto. (See Twenty-Sixth Supplemental, Section 4.01, Twenty-Seventh Supplemental, Section 4.01, Twenty-Eighth Supplemental, Section 3.01, Twenty-Ninth Supplemental, Section 3.01, Thirtieth Supplemental, Section 3.01, Thirty-First Supplemental, Section 3.01, and Thirty-Third Supplemental, Section 4.01.)

Excepted Encumbrances

The lien of the MT Mortgage is subject and subordinate to liens and encumbrances which constitute Excepted Encumbrances (as defined in the MT Mortgage). Excepted Encumbrances include:

•	liens for taxes, assessments or governmental charges that are not delinquent or which are being contested in good faith, liens for workmen’s compensation awards and similar obligations that are not delinquent, and undetermined liens or charges incidental to construction;

•	liens securing indebtedness, neither assumed nor guaranteed by NorthWestern nor on which NorthWestern customarily pays interest, existing upon real estate or rights in or relating to real estate acquired by NorthWestern for substation, transmission line, transportation line, distribution line or right of way purposes;

•	rights of any municipality or public authority pursuant to the terms of any right, power, franchise, grant, license or permit, or pursuant to any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of NorthWestern;

•	rights of others to take or receive any part of the power, gas, oil or other mineral or timber generated, developed, produced, manufactured, pumped or stored by, or grown on, or acquired with, any property of NorthWestern;

•	easements, restrictions, exceptions or reservations in any property and/or rights of way of NorthWestern for the purpose of roads, pipe lines, transmission lines, distribution lines, removal of coal or other minerals or timber and other like purposes, or for the joint or common use of real property, rights of way, facilities and/or equipment, and defects, irregularities and deficiencies in title of any property and/or rights of way, which do not materially impair the use of such property and/or rights of way for the purpose for which such property and/or rights of way are held by NorthWestern;

•	rights of any municipality or public authority to control or regulate any property of NorthWestern, or to use such property in a manner which does not materially impair the use of such property for the purposes for which it is held by NorthWestern; and

•	any obligations or duties, affecting the property of NorthWestern, to any municipality or public authority with respect to any franchise, grant, license or permit.

(See Granting Clauses and Section 6.)

Qualified Liens

The lien of the MT Mortgage may be subject and subordinate to any lien or encumbrance (not included in Excepted Encumbrances) existing upon any Property Additions made the basis under the MT Mortgage, among other things, for the authentication and delivery of MT Mortgage Bonds or the withdrawal of cash or the release of property from the lien of the MT Mortgage. Any such Property Additions (as defined in the MT Mortgage and described under “-Property Additions” below) made the basis for such events are referred to as “Funded Property Additions.” Any such lien or encumbrance on Funded Property Additions is referred to as a “Qualified Lien.” Any bond or other indebtedness secured by a Qualified Lien is referred to as a “Qualified Lien Bond.” (See Section 6.) As of December 31, 2011, none of NorthWestern’s Funded Property Additions was subject to a Qualified Lien.

Issuance of Additional MT Mortgage Bonds

General. The maximum principal amount of MT Mortgage Bonds which may be issued under the MT Mortgage is not limited (provided that, until the delivery by NorthWestern to the MT Bond Trustees and the recording in all counties in which the MT Mortgaged Property is located of a supplemental indenture increasing the same, the aggregate principal amount of advances made and outstanding at any time that are secured by MT Mortgaged Property currently may not exceed $1.48 billion (See Thirty-Second Supplemental, Section 2.01.); provided further that, NorthWestern currently is in the process of recording a supplemental indenture that will increase such amount to $2.0 billion (See Thirty-Fourth Supplemental, Section 1.01.)). MT Mortgage Bonds of any series may be issued from time to time on the basis and to the extent of:

•	60% of the lesser of the cost or the fair value (determined in accordance with the MT Mortgage) of unfunded Property Additions (after adjustments in certain cases to offset property retirements and after making adjustments for Qualified Lien Bonds outstanding against Property Additions);

•	100% of the principal amount of retired MT Mortgage Bonds; and

•	100% of cash deposited with the MT Bond Trustees;

provided, that $25,000,000 in total aggregate principal amount of MT Mortgage Bonds of any one or more series may be issued without compliance with the above limits, but only upon the showing of net earnings referred to under “-Net Earnings Test” below. (See Sections 20, 25, 29 and 30; Fourth Supplemental, Section 2 and Thirteenth Supplemental, Section 4.)

Net Earnings Test. In general, and subject to certain exceptions in the case of the issuance of MT Mortgage Bonds on the basis of retired MT Mortgage Bonds as described in the second bullet point of the preceding paragraph, the issuance of MT Mortgage Bonds is subject to Adjusted Net Earnings of NorthWestern for any period of 12 consecutive months within the preceding 15 months being at least twice the interest requirements for 12 months on all MT Mortgage Bonds and all Qualified Lien Bonds (and any other indebtedness secured by a lien prior to the lien of the MT Mortgage) that are to be outstanding after the issuance of such MT Mortgage Bonds. This requirement is referred to as the “Net Earnings Test.”

Adjusted Net Earnings of NorthWestern are (in general terms) its operating revenues, net of its operating expenses, maintenance and repair expenses and provisions for retirement and depreciation of property, plus its other net income before income taxes (subject in the case of other net income and net revenues derived from property other than MT Mortgaged Property, to a limitation to 15% of total Adjusted Net Earnings). However, if Adjusted Net Earnings of NorthWestern, calculated on an allocated basis taking into account only the portions of the items otherwise included in the calculation of Adjusted Net Earnings that are reasonably allocated to or from the MT Mortgaged Property, are less than Adjusted Net Earnings of NorthWestern calculated without such allocation, the lesser Adjusted Net Earnings amount is required to be used for purposes of the Net Earnings Test. (See Sections 27, 29 and 7.)

If any MT Mortgage Bond or other indebtedness included in the Net Earnings Test bears interest at a variable rate, the issuance of MT Mortgage Bonds is subject to:

•	calculation by NorthWestern of the amount by which one-half (1/2) of Adjusted Net Earnings exceeds the interest requirements for 12 months on all fixed rate indebtedness included in the Net Earnings Test (such amount, as so calculated, being referred to as the “Maximum Permitted Variable Rate Interest Amount”); and

•

delivery by an independent (as defined for such purpose in the MT Mortgage) investment banking firm of a certificate to the effect that such firm believes, as of the date of such certificate, that the aggregate amount of interest to be payable on all variable rate indebtedness included in the Net

Earnings Test during any 12-month period prior to the latest stated maturity date of any of such variable rate indebtedness will not exceed the Maximum Permitted Variable Rate Interest Amount.

(See Twenty-Third Supplemental, Sections 3.1 and 3.3, Twenty-Fourth Supplemental, Sections 5.1 and 5.3, Twenty-Fifth Supplemental, Article II, Section 1, Twenty-Sixth Supplemental, Sections 5.01 and 5.03, Twenty-Seventh Supplemental, Sections 5.01 and 5.03, Twenty-Eighth Supplemental, Sections 4.01 and 4.03, Twenty-Ninth Supplemental, Sections 5.01 and 5.03, Thirtieth Supplemental, Sections 4.01 and 4.03, Thirty-First Supplemental, Section 4.01 and 4.03, and Thirty-Third Supplemental, Sections 5.01 and 5.03.)

Property Additions. Property Additions generally include electric, gas, steam or water property acquired after July 31, 1945, but may not include (among other excluded property) (i) Gas and Oil Production Property, (ii) Excepted Property of the character described in the second and third bullet points of the second paragraph under “-Excepted Property” above, (iii) property located outside the limits of the States of Montana, Idaho, Utah, Wyoming, North Dakota and South Dakota and States contiguous thereto (unless connected by transmission, distribution or other line owned by NorthWestern to a system, line or plant owned or operated by NorthWestern which is located within such limits) or outside the limits of the United States, or (iv) any property the cost of acquisition or construction of which is chargeable under acceptable principles of accounting to operating expenses. (See Section 4.)

NorthWestern has reserved the right to amend the MT Mortgage without any approval by holders of the MT Mortgage Bonds (i) to make available as Property Additions (in addition to property currently available as Property Additions) (a) any form of space satellites, space stations and other analogous facilities (“Space Satellites”) and (b) various fuel transportation facilities (primarily railroad cars and other railroad equipment, tankers and other vessels), and (ii) to permit property otherwise eligible as Property Additions to be located anywhere in the United States or Canada or their coastal waters and Space Satellites to be located anywhere. Notwithstanding the amendment, the MT Mortgage would continue to require all Property Additions to be used or useful in connection with the energy, fuel, water or steam business.

(See Tenth Supplemental, Section 5.)

Release of Property

MT Mortgaged Property may be released from the lien of the MT Mortgage on the basis of:

•	deposit with the MT Bond Trustees of cash or, subject to certain limitations, obligations secured by purchase money mortgages on the released property;

•	Property Additions, after adjustments in certain cases to offset property retirements and after making adjustments for Qualified Lien Bonds outstanding against Property Additions;

•	waiver of the right to issue MT Mortgage Bonds on the basis of retired MT Mortgage Bonds (or retired Qualified Lien Bonds); and

•	cash paid to the holder of a Qualified Lien in consideration for the release of the released property from such Qualified Lien.

(See Sections 57 to 63.)

Subject to certain limitations, cash held by the MT BondTrustees may:

•	be withdrawn by NorthWestern:

•	to the extent of the cost or fair value (determined in accordance with the MT Mortgage) of unfunded Property Additions (after certain deductions and additions, primarily to offset property retirements); or

•	to the extent of the waiver by NorthWestern of the right to issue MT Mortgage Bonds on the basis of retired MT Mortgage Bonds (or retired Qualified Lien Bonds); or

•	upon the request of NorthWestern, be applied to:

•	the purchase of MT Mortgage Bonds; or

•	the payment at maturity of any MT Mortgage Bonds or the redemption of MT Mortgage Bonds which by their terms are redeemable.

In addition, upon the request of NorthWestern, cash deposited with the MT Bond Trustees as the basis for issuance of MT Mortgage Bonds may be applied to the purchase, payment or redemption of MT Mortgage Bonds as described in the second bullet point above; provided, however, that with certain exceptions, none of such cash may be applied to the payment of more than the principal amount of MT Mortgage Bonds so purchased, paid or redeemed. (See Sections 31, 32 and 61.)

When property released or cash withdrawn consists of or represents proceeds of property which was not previously made the basis for the authentication and delivery of MT Mortgage Bonds or the release of property or the withdrawal of cash from the lien of the MT Mortgage, Property Additions made the basis of the release of property or a withdrawal of cash may in certain cases remain or become available as a credit under the MT Mortgage. Similarly, a waiver of the right to issue MT Mortgage Bonds made the basis of a release or withdrawal may in certain cases cease to be effective as such a waiver.

Without any necessity to comply with the requirements described above, NorthWestern may (i) release property that is obsolete or no longer necessary in NorthWestern’s operations upon substitution of other property of equal value, and (ii) may surrender certain rights, powers, franchises, licenses and permits if such surrender is necessary or desirable in the conduct of NorthWestern’s business. (See Section 58.) Upon compliance with less stringent requirements than those described above, NorthWestern may obtain releases of unimproved real estate having de minimus value. (See Section 60.)

No prior notice to the holders of the MT Mortgage Bonds is required in connection with releases of property or withdrawals of cash, but subsequent reports are required in certain cases. (See Section 100.)

(See Sections 5, 31, 32, 37 and 46.)

Application of Insurance Proceeds

The MT Mortgage requires that the proceeds of insurance or other method or plan of protection of the MT Mortgaged Property against loss by fire be paid to the MT Bond Trustees and, at the request of NorthWestern, be applied by the MT Bond Trustees to reimburse NorthWestern for amounts spent by NorthWestern in the rebuilding or renewal of the MT Mortgaged Property destroyed or damaged; provided, however, that any such proceeds (i) that are not so applied within 18 months of receipt by the MT Bond Trustees, or (ii) in respect of which NorthWestern has not notified the MT Bond Trustees that it intends to so apply such proceeds within such 18 months, or (iii) with respect to which NorthWestern notifies the MT Bond Trustees at any time are not to be applied for such purpose may be released from the lien of the MT Mortgage in the same manner as described with respect to the withdrawal of cash under “-Release of Property.” (See Sections 37 and 61.)

Consolidation, Merger, Conveyance, Transfer or Lease of Assets

NorthWestern may consolidate with or merge into any other corporation or convey, transfer or lease, subject to the lien of the MT Mortgage, the MT Mortgaged Property as, or substantially as, an entirety to any corporation if: (i) such consolidation, merger, conveyance or transfer (a “Transaction”) or such lease is upon such terms as fully to preserve and in no respect to impair the lien or security of the MT Mortgage, or any of the rights or powers of the Trustees or the holders of the MT Mortgage Bonds; (ii) the due and punctual payment of the principal of and interest on all MT Mortgage Bonds and the due and punctual performance and observance of all the covenants and conditions of the MT Mortgage to be kept or performed by NorthWestern are expressly assumed, pursuant to an instrument in writing executed and delivered to the MT Bond Trustees, by the corporation formed by such consolidation or into which such merger shall have been made, or acquiring all or substantially all of the MT Mortgaged Property as an entirety, or by the lessee under any such lease the term of which extends beyond the date of maturity of any of the MT Mortgage Bonds (a “Successor”); and (iii) in case of any such lease, such lease is made expressly subject to immediate termination by NorthWestern or the MT Bond Trustees at any time during the continuance of a Default and by the purchaser of the property so leased upon the sale of such property by reason of a Default. (See Section 85.)

In the case of such a completed Transaction, the Successor will succeed to and be substituted for NorthWestern with the same effect as if it had been named in the MT Mortgage, and will have and may exercise under the MT Mortgage the same powers and rights as NorthWestern. (See Section 86.)

In the case of such a completed Transaction, unless the Successor elects otherwise, the MT Mortgage will not become a lien upon any of the properties then owned or thereafter acquired by the Successor, except for properties acquired from NorthWestern in or as a result of such Transaction and improvements, extensions and additions to such properties and renewals, replacements and substitutions of or for any part of such properties.

A Successor in such a completed Transaction that has (after giving effect to the Transaction) a plant account of at least $10,000,000 (or NorthWestern, if one or more federal, state, county or other governmental bodies or agencies or public, or semi-public corporations, districts or authorities acquires, as a bona fide step precedent to the dissolution of NorthWestern, 70% or more of NorthWestern’s outstanding shares of common stock) may, within 12 months after the completion of the Transaction (or such acquisition), deposit with the MT Bond Trustees cash in an amount at least sufficient to redeem all bonds outstanding under the MT Mortgage. Following such deposit, such cash would be applied to the redemption of such MT Mortgage Bonds that are redeemable in accordance with their terms or to the purchase of MT Mortgage Bonds that are not redeemable in accordance with their terms, subject to the consent of the holders of such MT Mortgage Bonds not so redeemable and the procedures set forth in the MT Mortgage pertaining to redemption or purchase of bonds outstanding under the MT Mortgage. (See Section 87.)

Nothing in the MT Mortgage prevents any consolidation or merger after the consummation of which NorthWestern would be the surviving or resulting corporation or any conveyance or other transfer or lease, subject to the lien of the MT Mortgage, of any part of the MT Mortgaged Property which does not constitute the entirety, or substantially the entirety, of the MT Mortgaged Property. In the case of a consolidation or merger described in the preceding sentence, unless NorthWestern elects otherwise, the MT Mortgage will not become a lien upon any of the properties acquired by NorthWestern in or as a result of such transaction or any improvements, extensions or additions to such properties or any renewals, replacements or substitutions of or for any part thereof.

Modification of MT Mortgage

Modifications Requiring Consent. Except as described below, the MT Mortgage provides that the rights and obligations of NorthWestern and the rights of the holders of the MT Mortgage Bonds may be modified with the consent of the holders of two-thirds (or more) of the MT Mortgage Bonds, and, if less than all series of MT Mortgage Bonds are affected, the consent also of two-thirds (or more) of the holders of MT Mortgage Bonds of each series affected, except that no modification shall be effective against the holder of any MT Mortgage Bond without the consent of such holder if (i) it impairs such holder’s right to receive payment of principal or interest due on such MT Mortgage Bond on or after the respective due dates expressed in such MT Mortgage Bond or to institute suit to enforce such payment right; (ii) it permits the creation of any lien ranking senior to or on a parity with the lien of the MT Mortgage with respect to the MT Mortgaged Property or it permits any non-assenting holder of MT Mortgage Bonds to be deprived of the benefit of such lien; or (iii) it reduces the percentage of holders of the MT Mortgage Bonds required for modification of the MT Mortgage with respect to any outstanding MT Mortgage Bonds. (See Article XIX, Fourth Supplemental, Section 9 and Thirteenth Supplemental, Section 6.)

Modifications Without Consent. Without the consent of or notice to the holders of the MT Mortgage Bonds, and so long as the same does not adversely affect the interests of the Holders of any of the MT Mortgage Bonds then outstanding in any material respect, NorthWestern and the MT Bond Trustees may enter into supplemental indentures (i) to waive or restrict any existing right of NorthWestern under the MT Mortgage, (ii) to provide additional covenants, limitations or restrictions for the benefit of any series of the MT Mortgage Bonds, (iii) to cure any ambiguity contained in the MT Mortgage or in any supplemental indenture, (iv) to establish the terms and provisions of any series of MT Mortgage Bonds; (v) to correct or supplement any provision in the MT Mortgage or any supplemental indenture which may be defective or inconsistent with any other provision in the MT Mortgage or any supplemental indenture; or (vi) to change, add new or eliminate the provisions of the MT Mortgage or of any supplemental indenture. (See Section 120 and Thirty-Second Supplemental, Section 1.01.)

Modifications Consented to by Holders of Prior MT Mortgage Bonds. The holders of certain prior issues of MT Mortgage Bonds have agreed to vote in favor of or consent to certain amendments or modifications to the MT Mortgage which would, among other things, (i) permit adjusted net earnings to be determined on the basis of 12 consecutive months out of the preceding 18 months, and increase the amount of other income which may be included in the determination from 15% to 20% of total adjusted net income, (ii) permit the issuance of MT Mortgage Bonds on the basis of 70% of property additions, (iii) delete the adjusted net earnings requirement with respect to MT Mortgage Bonds issued on the basis of the retirement of MT Mortgage Bonds or Qualified Lien Bonds, and (iv) permit the rights of holders of MT Mortgage Bonds to be modified with the consent of a majority in principal amount of the MT Mortgage Bonds of the series affected.

Default

Each of the following events constitutes a “Default” under the MT Mortgage:

•	failure to pay the principal of any bond secured by the lien of the MT Mortgage when the same shall become due and payable;

•	failure to pay interest on any bond secured by the lien of the MT Mortgage for a period of 60 days after such interest shall have become due and payable;

•	failure to pay interest on or principal of any outstanding Qualified Lien Bonds which continues beyond the period of grace, if any, specified in the Qualified Lien securing such bonds;

•	failure to pay any installment of any funds required to be applied to the purchase or redemption of any MT Mortgage Bonds for a period of 60 days, after the same shall have become overdue and payable;

•	certain events relating to reorganizations, bankruptcy and insolvency of NorthWestern and the appointment of a receiver or trustee for its property; and

•	the expiration of a period of 90 days after the mailing by the MT Bond Trustees to NorthWestern or by the holders of 15% in principal amount of the MT Mortgage Bonds then outstanding to

NorthWestern and the MT Bond Trustees of a written demand that NorthWestern perform a specified covenant or agreement contained in the MT Mortgage, in any indenture supplemental to the MT Mortgage or in any MT Mortgage Bond, which NorthWestern failed to perform prior to such mailing, unless NorthWestern during such period shall have performed such specified covenant or agreement. (See Section 65.)

Notices of Default. The MT Bond Trustees are required to give the holders of the MT Mortgage Bonds notice of all defaults known to them within 90 days after the occurrence of such defaults unless such defaults have been cured before the giving of such notice, except that no such notice will be given in the case of a default of the character specified in the last bullet point under “-Defaults” above until at least 60 days after the occurrence of such default. The MT Bond Trustees may withhold any notice of default (except in regard to failure of payment of principal, interest or funds for retirement of MT Mortgage Bonds) if it is determined in good faith that withholding such notice is in the interests of the holders of the MT Mortgage Bonds. For the purposes of giving or withholding notices of default, a default is any Default or any event which, with the passage of time or the giving of notice or both, would constitute a Default. (See Section 66.)

Acceleration of Maturity. If a Default occurs and is continuing, the MT Bond Trustees may, and upon written request of the holders of a majority in principal amount of MT Mortgage Bonds then outstanding will, and the holders of 25% in principal amount of MT Mortgage Bonds then outstanding may, declare the principal of, and accrued interest on, all outstanding MT Mortgage Bonds immediately due and payable. The holders of a majority in principal amount of outstanding MT Mortgage Bonds may annul any such declaration if, before any sale of the MT Mortgaged Property: (i) all non-payment Defaults have been cured; and (ii) all reasonable expenses of the MT Bond Trustees and all amounts payable on the MT Mortgage Bonds (other than the principal of any MT Mortgage Bonds that would not have been due except for such declaration) have been paid. (See Section 67.)

Possession and Sale of Mortgaged Property. Under certain circumstances and to the extent permitted by law, if a Default occurs and is continuing, the MT Bond Trustees have the power to take possession of, and to hold, operate and manage, the MT Mortgaged Property, and to sell the MT Mortgaged Property. The MT Bond Trustees (if at the time such action shall be lawful) may sell at public auction all the MT Mortgaged Property as an entirety, or in such parcels as the holders of a majority in principal amount of the Mortgage Bonds then outstanding may request in writing, or in the absence of such request, as the MT Bond Trustees may determine and may proceed by suit to enforce payment of the MT Mortgage Bonds and to foreclose the MT Mortgage and to sell the MT Mortgaged Property under the judgment or decree of courts of competent jurisdiction. If the MT Mortgaged Property is sold, whether pursuant to the power of sale granted to the MT Bond Trustees under the MT Mortgage or pursuant to judicial proceedings, the principal of the outstanding MT Mortgage Bonds, if not previously due, will become immediately due. (See Sections 68, 69, 70 and 73.)

The proceeds of any sale of MT Mortgaged Property by reason of the occurrence and continuance of a Default, together with any other amounts of cash then held by the MT Bond Trustees as part of the MT Mortgaged Property, shall be applied, as follows: (i) first-to the payment of all taxes, assessments, governmental charges, Qualified Liens and liens prior to the lien of the MT Mortgage and of all the costs and expenses of such sale; and (ii) second-to the payment in full of the amounts then due and unpaid for principal of, premium (if any) and interest on the MT Mortgage Bonds and if such proceeds and other amounts are insufficient to pay in full all such amounts then due, then to the payment of such amounts ratably, with interest on the overdue principal at the rates expressed in the MT Mortgage Bonds, without preference or priority as to principal, premium or interest, or of any installment of interest over any other installment of interest (subject to certain exceptions relating to payments of any claim for interest which have been extended or transferred or pledged separate from the MT Mortgage Bond to which they relate);

and (iii) third-any surplus remaining shall be paid to NorthWestern or such other Person as is lawfully entitled to receive the same. (See Section 76.)

Right to Direct Proceedings. If a Default occurs and is continuing, the holders of a majority in principal amount of the MT Mortgage Bonds then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the MT Bond Trustees or exercising any trust power conferred on the MT Bond Trustees; provided that such direction does not conflict with any rule of law or with the MT Mortgage; provided further that the MT Bond Trustees may decline to follow any such direction if they determine in good faith that (i) the action or proceeding so directed would involve the MT Bond Trustees in personal liability or be unjustifiably prejudicial to nonassenting holders of MT Mortgage Bonds, or (ii) they will not be sufficiently indemnified for any expenditures in any action or proceeding so directed. (See Section 71.)

Remedies Limited by State Law. The laws of the states in which the MT Mortgaged Property is located may limit or deny the ability of the MT Bond Trustees or security holders to enforce certain rights and remedies provided in the MT Mortgage in accordance with their terms, but in the opinion of counsel to NorthWestern, such laws do not render the MT Mortgage inadequate for the practical realization of the security interest and lien afforded thereby.

Limitation on Right to Institute Proceedings. No holder of any MT Mortgage Bond shall have any right to institute any suit, action or proceeding in equity or at law for the exercise of any right or remedy under the MT Mortgage, unless:

•	such holder has previously given the MT Bond Trustees written notice of a Default;

•	the holders of not less than 25% in aggregate principal amount of the MT Mortgage Bonds then outstanding have made written request to the MT Bond Trustees to institute proceedings in respect of such Default and have offered the MT Bond Trustees indemnity satisfactory to the MT Bond Trustees against costs, expenses and liabilities incurred in complying with such request; and

•	for 60 days after receipt of such request, the MT Bond Trustees have failed to institute such proceedings.

Furthermore, no holder of MT Mortgage Bonds will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the lien of the MT Mortgage or to enforce any right under the MT Mortgage except in the manner provided therein. All proceedings are required to be maintained for the equal benefit of all holders of outstanding MT Mortgage Bonds. (See Section 80.)

No Impairment of Right to Receive Payment. Notwithstanding any other provision of the MT Mortgage, the right of any holder of any MT Mortgage Bond to receive payment of principal of and interest on such MT Mortgage Bond, on or after the respective due dates expressed in such MT Mortgage Bond, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder. (See Section 80.)

Undertaking for Costs. The holder of each MT Mortgage Bond is deemed to have agreed that, in any suit for the enforcement of any right or remedy under the MT Mortgage, or in any suit against the MT Bond Trustees (or either of them) for any action taken or omitted by them (or either of them) as trustee under the MT Mortgage, the court may, in its discretion, (i) require the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and (ii) assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses of such party litigant; provided that the foregoing does not apply to any suit instituted by the MT Bond Trustees, or to any suit instituted by any holder, or group of holders, of MT Mortgage Bonds in an aggregate principal amount in excess of 10% of the aggregate principal amount of the MT Mortgage Bonds then outstanding, or to any suit instituted by any holder of any MT Mortgage Bonds for the enforcement of the payment of the principal of, or interest, on any MT Mortgage Bond on or after the stated due date thereof. (See Section 122.)

Indemnification of MT Bond Trustees. As a condition precedent to certain actions to be taken by the MT Bond Trustees in the enforcement of the lien of the MT Mortgage and the institution of actions on the MT Mortgage Bonds, the MT Bond Trustees may require adequate indemnity against costs, expenses and liabilities to be incurred in connection therewith. (See Section 80.)

Resignation or Removal of MT Bond Trustees

One or both of the MT Bond Trustees may at any time resign and be discharged of the trusts created by the MT Mortgage by giving written notice to NorthWestern and thereafter publishing notice of such resignation, specifying a date when such resignation shall take effect, in the manner provided in the MT Mortgage, and such resignation shall take effect upon the day specified in such notice unless a successor trustee shall have previously been appointed by the holders of the MT Mortgage Bonds or by NorthWestern in the manner provided in the MT Mortgage and in such event such resignation shall take effect immediately upon the appointment of such successor trustee. One or both of the MT Bond Trustees may be removed at any time by the holders of a majority in principal amount of the MT Mortgage Bonds then outstanding. In the absence of a Default or an event which, after notice, the passage of time or both, would constitute a Default, any MT Bond Trustees appointed by NorthWestern (as described below) may also be removed by NorthWestern. (See Section 101, Eighteenth Supplemental, Article I.)

If one or both of the MT Bond Trustees resigns or is removed or a vacancy (as defined for such purpose in the MT Mortgage) otherwise exists in the office of one or both of the MT Bond Trustees, such vacancy may be filled by the holders of a majority in principal amount of the MT Mortgage Bonds then outstanding; provided that, until such vacancy is filled by such holders, NorthWestern may appoint a successor trustee to fill such vacancy until such holders appoint a successor trustee for such purpose (and any successor trustee appointed by NorthWestern shall be superseded by a successor trustee appointed by such holders if such appointment is made within one year of the publishing of notice of such vacancy in accordance with the MT Mortgage); provided further that if such vacancy is not filled within six months after it arose, the holder of any MT Mortgage Bond or the retiring MT Bond Trustee may apply to any court of competent jurisdiction for the appointment of a successor MT Bond Trustee to fill such vacancy. (See Section 102.)

The MT Mortgage contains special provisions with respect to resignation, removal and replacement of a MT Bond Trustee in the event of a conflict of interest on the part of such MT Bond Trustee. (See Section 99.)

Evidence to be Furnished to MT Bond Trustees

Compliance with MT Mortgage provisions is evidenced by written statements of NorthWestern officers or persons selected or paid by NorthWestern. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. In addition, an annual compliance certificate is required to be filed by NorthWestern as to the absence (or, if applicable and set forth in such certificate, the presence) of default under any of the covenants in the MT Mortgage. (See Section 44.)

Governing Law

The MT Mortgage does not contain a contractual choice of law as the governing law of the MT Mortgage or the MT Mortgage Bonds.

Book-Entry System

Unless we indicate otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, will act as securities depository for the first mortgage bonds. The first mortgage bonds will be issued as fully-registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for each issue of first mortgage bonds, each in the aggregate principal amount of any such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of any such issue.

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of first mortgage bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the first mortgage bonds on DTC’s records. The ownership interest of each actual purchaser of each first mortgage bond (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the first mortgage bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in first mortgage bonds, except in the event that use of the book-entry system for the first mortgage bonds is discontinued.

To facilitate subsequent transfers, all first mortgage bonds deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of first mortgage bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the first mortgage bonds; DTC’s records reflect only the identity of the Direct Participants to whose accounts such first mortgage bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of first mortgage bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the first mortgage bonds, such as redemptions, tenders, defaults, and proposed amendments to the first mortgage bonds documents. For example, Beneficial Owners of first mortgage bonds may wish to ascertain that the nominee holding the first mortgage bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the first mortgage bonds within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to first mortgage bonds unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts first mortgage bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and interest payments on the first mortgage bonds will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, our agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or our agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the first mortgage bonds at any time by giving reasonable notice to us or our agent. Under such circumstances, in the event that a successor depository is not obtained, first mortgage bonds certificates are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, first mortgage bonds certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, agent, or dealer takes any responsibility for the accuracy thereof.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and certain provisions of our certificate of incorporation, as amended and restated, and bylaws, as amended and restated is a summary of selected general terms thereof and is qualified in its entirety by the provisions of our certificate of incorporation, as amended and restated, and bylaws, as amended and restated, copies of both of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and the laws of the state of Delaware.

Our restated certificate of incorporation authorizes us to issue 250,000,000 shares of stock, divided into two classes: (1) 200,000,000 shares of common stock, $0.01 par value per share, and (2) 50,000,000 shares of preferred stock, $0.01 par value per share.

The transfer agent and registrar for our capital stock is Computershare, Inc., Providence, Rhode Island.

Common Stock

As of February 13, 2015, we had 46,933,953 shares of common stock issued and outstanding. The common stock currently outstanding is, and the common stock offered pursuant to this prospectus will be, fully paid and non-assessable.

Dividend Rights

Subject only to any prior rights and preferences of any shares of our preferred stock that may in the future be issued and outstanding, the holders of the common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. There can be no assurance that funds will be legally available to pay dividends at any given time or that, if funds are available, the board of directors will declare a dividend. As of February 12, 2015, we had no preferred stock outstanding.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Under our certificate of incorporation, the voting rights, if any, of our preferred stock may differ from the voting rights of our common stock. The holders of our common stock do not have cumulative voting rights. Our bylaws provide for a plurality voting standard for the election of directors.

Liquidation Rights

If we were to liquidate, subject to the terms of any outstanding series of preferred stock, the holders of our common stock are entitled to receive pro rata our assets legally available for distribution to stockholders.

Other Rights

Our common stock is not liable to further calls or assessment. The holders of our common stock have no preemptive rights. Our common stock cannot be redeemed, and it does not have any conversion rights or sinking fund provisions.

Effects on Our Common Stock if We Issue Preferred Stock

As discussed below, our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series. If we issue any preferred stock, we may negatively affect the holders of our common stock. These possible negative effects include diluting the voting power of shares of our common stock and affecting the market price of our common stock. In addition, the ability of our board of directors to issue preferred stock may delay or prevent a change in control of NorthWestern Corporation.

Preferred Stock

Our board of directors is authorized, subject to any limitations imposed by law, without the approval of our stockholders, to issue from time to time up to a total of 50,000,000 shares of our preferred stock, $0.01 par value per share, in one or more series, with each such series having such powers, including voting powers, preferences, and relative participating optional or other special rights and any qualifications, limitations or restrictions thereof, as our board of directors may determine at the time of issuance. Thus, without seeking stockholder approval, our board may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock.

The issuance of our preferred stock, while potentially providing us with flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or delay or deter a third party from attempting to acquire, a majority of our outstanding voting stock.

As of February 13, 2015, we had 50,000,000 shares of preferred stock available for issuance and no preferred stock outstanding.

The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to each series. We will include in a prospectus supplement the terms relating to any series of preferred stock being offered. These terms will include some or all of the following, as applicable:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which and the place or places where the dividends will be payable, whether the dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	any date of maturity of the preferred stock;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	a discussion of any material U.S. federal income tax considerations applicable to the preferred stock being offered;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution, or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the series.

Delaware law provides that the holders of preferred stock have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation for preferred stock.

The description of preferred stock above and the description of the terms of a particular series of preferred stock in the prospectus supplement are not complete. You should refer to the applicable certificate of designation for complete information.

As described under “Description of Depositary Shares” below, we may, at our option, elect to offer depositary shares evidenced by depositary receipts, each representing an interest (to be specified in the prospectus supplement or term sheet relating to the particular series of preferred stock) in a share of the particular series of preferred stock issued and deposited with a depositary.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full, and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

Provisions of our Certificate of Incorporation and our Bylaws That Could Delay or Prevent a Change in Control

Our restated certificate of incorporation and bylaws contain provisions which will make it difficult to obtain control of NorthWestern Corporation if our board of directors does not approve the transaction. The provisions include the following:

Number of Directors, Vacancies, Removal of Directors

Our certificate of incorporation and bylaws provide that our board of directors will have at least five and at most 11 directors. A majority of the continuing directors decide the exact number of directors at a given time and fill any new directorships and vacancies.

Our certificate of incorporation provides that our directors may be removed, only for cause, by at least 66 2/3% of the shares then entitled to vote in an election of directors. In addition, our certificate of incorporation provides that any action required or permitted to be taken by our stockholders, including the removal of directors, must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. Our bylaws permit stockholders to call a special meeting if called by 25% or more of the outstanding shares of voting capital stock of the company.

Meetings of Stockholders

No Cumulative Voting. Our restated certificate of incorporation does not provide for cumulative voting.

Advance Notice Provisions. Our bylaws require that for a stockholder to nominate a director or bring other business before an annual meeting, the stockholder must give notice not later than 90 days nor earlier than 120 days prior to the first anniversary of the prior year’s annual meeting. However, if the annual meeting is more than 30 days before or more than 70 days after such anniversary date, the stockholder must give notice not earlier than 120 days prior to such annual meeting, nor later than the later of 90 days prior to such annual meeting or 10 days after the day on which the public announcement of the date of the meeting was first made. In addition, if the number of directors to be elected to the board at an annual meeting is increased and there is no public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder must give notice, but only with respect to nominees for the additional directorships, so it is delivered not later than 10 days after the day on which such public announcement is first made.

All such notices must be received by our Corporate Secretary by the close of business on the specified date to be deemed to have been delivered on that date. The public announcement of an adjournment or postponement of an annual meeting does not commence a new time period or extend the foregoing time period.

No Stockholder Action by Written Consent. Our certificate of incorporation provides that all action by stockholders must be taken at an annual or special meeting. The stockholders may not act by written consent. This provision prevents our stockholders from initiating or effecting any action by written consent, thereby limiting the ability of our stockholders to take actions opposed by our board of directors.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called by the board of directors acting pursuant to a resolution adopted by a majority of the whole board of directors or the chairman of the board of directors, or upon written notice to the board of directors by holders of 25% or more of our outstanding voting stock.

Provisions Relating to the Authorization of Business Combinations. Our certificate of incorporation requires that certain mergers, consolidations, sales of substantial assets, issuances of capital stock and certain other business combinations involving us and any substantial (10% or more) holder of our voting stock unless the transaction is approved by a majority of our disinterested directors or by the holders of at least 66 2/3% of the outstanding shares of capital stock of the company entitled to vote generally, excluding any shares beneficially owned by the interested stockholder or any affiliate of any interested stockholder (as such terms are defined in the certificate of incorporation). This provision may be amended only by the approval of the holders of at least two-thirds of the outstanding shares of our voting stock.

Provisions of Delaware Law That Could Delay or Prevent a Change in Control

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. With some exceptions, this law prohibits us from engaging in some types of business combinations with a person who owns 15% or more of our outstanding voting stock for a three-year period after that person acquires the stock. This prohibition does not apply if our board of directors approved of the business combination or the acquisition of our stock before the person acquired 15% of the stock. A business combination includes mergers, consolidations, stock sales, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

DESCRIPTION OF DEPOSITARY SHARES

We may offer fractional shares of preferred stock rather than full shares of preferred stock, and, in that event, will issue receipts for depositary shares. Each of these depositary shares will represent a fraction, which will be set forth in the applicable prospectus supplement or term sheet, of a share of the applicable series of preferred stock. The shares of any series of preferred stock underlying any depositary shares that we may sell under this prospectus will be deposited under a deposit agreement between us and a depositary selected by us. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, in proportion to the applicable fraction of a share of the preferred stock underlying the depositary share, to all of the rights, preferences and privileges, and be subject to the qualifications and restrictions, of the preferred stock underlying that depositary share. The description set forth below and in any prospectus supplement or term sheet of certain provisions of the deposit agreement and of the depositary shares and depositary receipts is not complete. You should carefully review the prospectus supplement or term sheet and the form of deposit agreement and form of depositary receipts relating to each series of preferred stock.

General

We may, at our option, elect to have shares of any series of preferred stock be represented by depositary shares. The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement that we will enter with a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000. This bank or trust company will be considered the depositary. The prospectus supplement or term sheet relating to a series of depositary shares will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable interest in the number of shares of such series of preferred stock underlying such depositary share, to all the rights and preferences of such series of preferred stock underlying such depositary share (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement, each of which will represent the applicable interest in a number of shares of such series of preferred stock described in the applicable prospectus supplement or term sheet.

Unless otherwise specified in the prospectus supplement or term sheet, a holder of depositary shares is not entitled to receive the shares of such series of preferred stock underlying the depositary shares.

Pending the preparation of definitive depositary receipts, the depositary may, upon our written order, issue temporary depositary receipts substantially identical to the definitive depositary receipts. Definitive depositary receipts will thereafter be prepared without unreasonable delay.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the applicable series of preferred stock to the record holders of depositary shares representing such preferred stock in proportion to the number of depositary shares owned by the holder on the relevant record date.

In the event of a distribution other than cash, the depositary will distribute property received by it to the record holders of depositary shares entitled to such property, as nearly as practicable, in proportion to the number of depositary shares owned by the holder. However, if the depositary determines that it is not feasible to make such distribution, it may, with our approval, sell such property and distribute the net proceeds from such sale to the holders. The amounts distributed by the depositary may be reduced by any amount required to be withheld by us or the depositary on account of taxes.

The deposit agreement also will contain provisions relating to the manner in which any subscription or similar rights we offer to holders of preferred stock will be made available to holders of depositary shares.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in the prospectus supplement or term sheet relating thereto, each record holder of depositary shares will have the right or obligation to convert or exchange such depositary shares pursuant to its terms.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of such series of preferred stock underlying the depositary shares. Whenever we redeem a series of preferred stock from the depositary, the depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of such series of preferred stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as we may determine.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price payable upon such redemption.

Voting

Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of a series of preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in such notice to the record holders of the depositary shares relating to such shares of preferred stock. Each record holder of such depositary shares on the record date (which will be the same date as the record date for such series of preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of such series of preferred stock underlying such holder’s depositary shares. The depositary will endeavor, to the extent practicable, to vote the number of shares of such series of preferred stock underlying such depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive instructions from the holders of depositary shares, the depositary will abstain from voting the preferred stock that underlies these depositary shares.

Amendment of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the applicable series of preferred stock and any exchange or redemption of such series of preferred stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

We (or at our option the depositary) will forward to the holders of depositary shares all of our reports and communications which we are required to furnish to the holders of the series of preferred stock represented by the depository receipts.

Neither we nor the depositary will be liable if we or the depositary is prevented or delayed by law or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. Our obligations and the depositary’s obligations under the deposit agreement will be limited to performance in good faith and neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary share of preferred stock unless satisfactory indemnity has been furnished. Both we and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary; Termination of the Deposit Agreement

The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. We may terminate the deposit agreement or it may be terminated by the depositary if a period of 90 days expires after the depositary has delivered written notice to us of its election to resign and we have not appointed a successor depositary. Upon termination of the deposit agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of such termination) or perform any further acts under the deposit agreement except that the depositary will continue to deliver the applicable series of preferred stock certificates, together with dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property in exchange for depositary receipts surrendered. Upon our request, the depositary will deliver to us all books, records, certificates evidencing the applicable series of preferred stock, depositary receipts and other documents relating to the subject matter of the deposit agreement.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus in one or more of the following ways from time to time: (i) to or through underwriters or dealers; (ii) directly to purchasers; (iii) through agents; or (iv) through a combination of such methods. This prospectus may be used in connection with any offering of securities through any of these methods or other methods described in the applicable prospectus supplement. The prospectus supplement with respect to the securities being sold will set forth the specific plan of distribution with respect to those securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the securities and the net proceeds to us from the sale, any underwriting discounts or agency fees and other items constituting underwriters’, dealers’, or agents’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters participate in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the securities directly or through underwriting syndicates represented by managing underwriters.

Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities being offered if any are purchased. If we use dealers in the sale, we will sell the securities to each dealer as principal. The dealer may then resell the securities at varying prices determined at the time of resale.

If the securities are sold by agents, any commissions payable by us to those agents will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

We may make sales of our common stock to or through one or more underwriters, dealers or agents in at-the-market offerings and may do so pursuant to the terms of a distribution or other similar agreement between us and the underwriters, dealers or agents. If we engage in at-the-market sales pursuant to a distribution agreement or other similar agreement, we will issue and sell shares of our common stock to or through one or more underwriters, dealers or agents, which may act on an agency basis or on a principal basis.

The securities also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one of more firms, which are referred to herein as the “remarketing firms,” acting as principals for their own accounts or as our agent. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed thereby.

If we so indicate in the applicable prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the applicable prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification against securities civil liabilities, including liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each series of securities offered by this prospectus will be a new issue and, except for the common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of new securities on an exchange, or in the case of the common stock, on any additional exchange, but unless otherwise indicated in the prospectus supplement, we have no obligation to cause any securities to be so listed. Any underwriters that purchase securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We make no assurance as to the liquidity of, or the trading markets for, any securities.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this Prospectus by reference from NorthWestern Corporation’s Annual Report on Form 10-K, and the effectiveness of NorthWestern Corporation’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

Unless otherwise provided in the applicable prospectus supplement, the legality of the common stock, preferred stock, depositary shares and SD Mortgage Bonds being offered by this prospectus will be passed upon for us by Timothy P. Olson, Esq., our Senior Corporate Counsel and Corporate Secretary, who owns less than 1% of our outstanding common stock. Unless otherwise provided in the applicable prospectus supplement, the legality of the MT Mortgage Bonds being offered by this prospectus will be passed upon for us by Stinson Leonard Street LLP. Certain legal matters in connection with the offered securities will be passed on for any underwriters, dealers or agents by their counsel named in the applicable prospectus supplement.

You should rely only on the information included or incorporated by reference in this prospectus, any prospectus supplement or any free writing prospectus specifying the final terms of a particular offering of securities. We have not authorized anyone else to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that the information incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

1,100,000 Shares

NorthWestern Corporation

d/b/a NorthWestern Energy

Common Stock